[Execution Version]

STOCK PURCHASE AGREEMENT

BY AND AMONG

Allied Specialty Vehicles, Inc.

AND

THOR INDUSTRIES, INC.

Dated as of July 31, 2013

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EXHIBITS

Exhibit A	Form of Seller and Companies Secretaries’ Certificate
Exhibit B	Form of Seller Bring-Down Certificate
Exhibit C	Form of Buyer’s Compliance Certificate
Exhibit D	Form of Transition Services Agreement

SCHEDULES

Schedule I	Outstanding Equity Interests
Schedule II	Accounting Principles Schedule
Schedule 2.05(a)	Estimated Closing Balance Sheet and Estimated Closing Statement
Schedule 3.01	Organization
Schedule 3.03	Authorization of Governmental Authorities
Schedule 3.04	Companies Noncontravention
Schedule 3.05	Capitalization of the Companies
Schedule3.06(b)	Compliance with GAAP, etc.
Schedule 3.06(c)	Absence of Undisclosed Liabilities
Schedule 3.06(f)	Bank Accounts
Schedule 3.07	Absence of Certain Developments
Schedule 3.08	Debt and Guarantees
Schedule 3.09(a)	Ownership of Assets
Schedule 3.10(a)	Real Property
Schedule 3.10(b)	Liens and Title to Real Property
Schedule 3.10(c)	Use and Possession of Real Property
Schedule 3.11(a)	Scheduled Intellectual Property Rights
Schedule 3.11(b)	IP Contracts
Schedule 3.11(c)	Intellectual Property Rights
Schedule 3.11(d)	Infringement of Intellectual Property Rights
Schedule 3.12(a)	Legal Compliance
Schedule 3.12(c)	Permits
Schedule 3.14	Employee Benefit Plans
Schedule 3.15	Environmental Matters
Schedule 3.16	Contracts
Schedule 3.17	Related Party Transactions
Schedule 3.18	Customers and Suppliers
Schedule 3.19	Labor Matters
Schedule 3.20(a)	Litigation
Schedule 3.20(b)	Governmental Orders
Schedule 3.21	Insurance
Schedule 3.22	Product Warranty; Product Liability
Schedule 4.03	Authorization of Governmental Authorities
Schedule 4.04	Seller Noncontravention
Schedule 4.05	Title
Schedule 4.06	No Brokers
Schedule 6.02(a)	Conduct of Business
Schedule 6.02(b)(viii)	Capital Expenditure Budget
Schedule 6.11	Assumed Obligations
Schedule 7.07	Consents
Schedule 7.10	Cancellation of Certain Agreements
Schedule 10.01	Special Indemnities

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (as amended, modified or supplemented from time to time, this “Agreement”) is made and entered into as of July 31, 2013 by and among Allied Specialty Vehicles, Inc., a Delaware corporation (“Buyer”), and Thor Industries, Inc., a Delaware corporation and the holder of all of the outstanding Equity Interests of the Companies (as defined below) listed on Schedule I hereto (“Seller”).

recitals

WHEREAS, Seller owns all of the outstanding Equity Interests of each of Champion Bus, Inc., a Delaware corporation (“Champion”), General Coach America, Inc., a Delaware corporation (“General Coach”), Goshen Coach, Inc., an Indiana corporation (“Goshen”), ElDorado National (California), Inc., a California corporation (“ElDorado CA”), and ElDorado National (Kansas), Inc., a Kansas corporation (“ElDorado KS”, and together with Champion, General Coach, Goshen and ElDorado CA, each a “Company” and together, the “Companies”); and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, at the Closing (as defined below) all of the Equity Interests of each of the Companies upon the terms and subject to the conditions set forth in this Agreement.

agreement

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the parties to this Agreement hereby agree as follows:

ARTICLE I
DEFINITIONS; CERTAIN RULES OF CONSTRUCTION.

Section 1.01         Definitions. In addition to the other terms defined throughout this Agreement, the following terms shall have the following meanings when used in this Agreement:

“1933 Act” means the Securities Act of 1933.

“Accounting Principles” means the specific accounting policies set forth on the attached Schedule II.

“Action” means any claim, action, cause of action, suit, litigation, arbitration, formal agency investigation, audit, assessment, hearing, complaint or other legal proceeding that is brought, tried or heard by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such specified Person. For purposes of the foregoing, (a) a Person shall be deemed to control a specified Person if such Person (or a Family Member of such Person) possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such specified Person or (b) if such other Person is at such time a direct or indirect beneficial holder of at least 10% of any class of the Equity Interests of such specified Person.

“Affiliated Group” means any affiliated group within the meaning of Code Section 1504(a) or any similar affiliated, consolidated, combined or unitary group defined under any similar provision of state, local or foreign law.

“Ancillary Agreements” means the Transition Services Agreement.

“Business” means the businesses conducted and proposed to be conducted by the Companies as of the date hereof.

“Business Day” means any day other than a Saturday or a Sunday or a weekday on which banks in New York, New York are authorized or required to be closed.

“Cash” shall mean the sum of the fair market value of all cash and cash equivalents of the Companies, determined in accordance with GAAP on a consolidated basis and consistent with past practice, plus any balances in accounts transferred to Buyer in respect of any deferred compensation arrangements.

“Closing Cash Amount” shall mean Cash of the Companies as of 11:59 p.m. (New York City time) on the date immediately preceding the Closing Date.

“Closing Date” means the date on which the Closing occurs.

“Closing Debt Amount” means the amount of Debt of the Companies as of 11:59 p.m. (New York City time) on the Business Day immediately preceding the Closing Date determined without giving effect to any changes to such amount occurring as a result of the repayment of Debt on the Closing Date and without taking into account the amount of any contingent liabilities in respect of undrawn standby letters of credit.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Companies or used or proposed to be used by the Companies in connection with the Business, including all Intellectual Property Rights in and to Company Technology.

“Company Technology” means any and all Technology used by the Companies in connection with the Business.

“Contemplated Transactions” means the transactions contemplated by this Agreement, including (a) the purchase and sale of the Equity Interests of each of the Companies and the other transactions described herein, (b) the execution, delivery and performance of the Ancillary Agreements and (c) the payment of fees and expenses relating to such transactions.

“Contractual Obligation” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, license or other legally enforceable arrangement to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Debt” means, with respect to any Person, and without duplication, all Liabilities, including all obligations in respect of principal, accrued interest, penalties, fees and premiums, of such Person (a) for borrowed money (including amounts outstanding under overdraft facilities), (b) evidenced by notes, bonds, debentures or other similar Contractual Obligations, (c) in respect of “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the Ordinary Course of Business), (d) for the capitalized liability under all capital leases of such Person (determined in accordance with GAAP), (e) in respect of letters of credit and bankers’ acceptances, (f) for Contractual Obligations relating to interest rate protection, swap agreements and collar agreements, in each case, to the extent payable if such Contractual Obligation is terminated at the Closing, (g) in the nature of guarantees of the obligations described in clauses (a) through (f) above of any other Person and (h) in respect of any deferred compensation arrangements (including any Taxes payable on or triggered by any payment under such arrangements).

“Employee Plan” means any plan or Contractual Obligation that is (a) a welfare plan within the meaning of Section 3(1) of ERISA, (b) a pension benefit plan within the meaning of Section 3(2) of ERISA, (c) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan or (d) any other deferred-compensation, retirement, severance, welfare-benefit, reimbursement, bonus, profit-sharing, incentive or fringe-benefit plan.

“Environmental Laws” means any Legal Requirement relating to (a) releases or threatened releases of Hazardous Substances, (b) pollution or protection of public health or the environment or worker safety or health or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

“Equity Interest” means, with respect to any Person, (a) any capital stock, partnership or membership interest, unit of participation or other similar interest in such Person and (b) any option, warrant, purchase, conversion or exchange right or other Contractual Obligation which would entitle any other Person to acquire any such interest or to share in the equity, profits, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“Facilities” means any buildings, plants, improvements or structures located on the Real Property.

“Family Member” means, with respect to any individual, (a) such Person’s spouse, (b) each parent, brother, sister or child of such Person or such Person’s spouse, (c) the spouse of any Person described in clause (b) above, (d) each child of any Person described in clauses (a), (b) or (c) above, (e) each trust created for the benefit of one or more of the Persons described in clauses (a) through (d) above and (f) each custodian or guardian of any property of one or more of the Persons described in clauses (a) through (e) above in his or her capacity as such custodian or guardian.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Government Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, decision, verdict or award issued or entered by any Governmental Authority.

“Governmental Authority” means any United States federal, state or local or any foreign government, or subdivision thereof, or any multinational organization or authority, or any other authority entitled to exercise any executive, judicial, legislative or regulatory authority, any court or any arbitrator.

“Hazardous Substance” means any pollutant, petroleum, or any fraction thereof, contaminant or toxic or hazardous material (including toxic mold), substance or waste.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnified Person” means, with respect to any Indemnity Claim, each Buyer Indemnified Person or Seller Indemnified Person asserting the Indemnity Claim (or on whose behalf the Indemnity Claim is asserted) under Section 10.01 or 10.02.

“Indemnifying Party” means, with respect to any Indemnity Claim, the party or parties against whom such Indemnity Claim may be or has been asserted.

“Indemnity Claim” means a claim for indemnity under Section 10.01 or 10.02.

“Intellectual Property Rights” means all rights, title and interests in and to all proprietary rights of every kind and nature, throughout the world, including:

(a)          patents, copyrights, mask work rights, confidential information, trade secrets, database rights and all other proprietary rights in Technology;

(b)          trademarks, trade names, service marks, service names, brands, trade dress and logos and the goodwill and activities associated therewith;

(c)          domain names, rights of privacy and publicity and moral rights;

(d)          any and all registrations, applications, recordings, licenses, common-law rights, statutory rights and contractual rights relating to any of the foregoing; and

(e)          all Actions and rights to sue for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.

“Legal Requirement” means any United States federal, state or local or any foreign law, statute, ordinance or regulation, or any Governmental Order, or any Permit granted under any of the foregoing, or any similar provision having the force or effect of law.

“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether absolute or contingent or whether liquidated or unliquidated.

“Lien” means any charge, claim, marital property interest, equitable or ownership interest, lien, license, option, pledge, security interest, mortgage, deed of trust, right of way, easement, encroachment, servitude, right of first offer or first refusal, buy/sell agreement and any other restriction or covenant with respect to, or condition governing the use, construction, voting (in the case of any security), transfer, receipt of income or exercise of any other attribute of ownership (other than, in the case of a security, any restriction arising under federal and state securities laws).

“Material Adverse Effect” means any event, change, fact, condition, circumstance or occurrence that, individually or in the aggregate together with all other adverse events, changes, facts, conditions, circumstances or occurrences, has had or would reasonably be expected to have a material adverse effect on (A) the business, operations, results of operations, properties, assets or condition (financial or otherwise) of the Companies, taken as a whole, or (B) the ability of Seller to consummate the Contemplated Transactions, in each case of clause (A) and (B), other than the following: (i) events, changes, facts, conditions, circumstances or occurrences generally affecting the industry in which the Companies operate, but only to the extent that such events, changes, facts, conditions, circumstances or occurrences do not have a disproportionate effect on the Companies as compared to other industry participants, (ii) events, changes, facts, conditions, circumstances or occurrences generally affecting the economy or the debt, credit or securities markets (including any decline in the price of any security or any market index) but only to the extent that such events, changes, facts, conditions, circumstances or occurrences do not have a disproportionate effect on the Companies as compared to other participants in the industry referred to in clause (i), (iii) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism, (iv) changes or proposed changes in Legal Requirements, (v) changes or proposed changes in GAAP (or interpretations thereof) or (vi) any failure of the Companies to meet projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such failure may, to the extent applicable, be considered in determining whether there has been, or is reasonably be expected to be, a Material Adverse Effect).

“Net Asset Value” means the net asset value of the Companies as of 11:59 p.m. (New York City time) on the date immediately preceding the Closing Date calculated in accordance the Accounting Principles.

“Net Asset Value Adjustment Amount” means the difference between (a) Net Asset Value and (b) the Net Asset Value Target.

“Net Asset Value Target” means $91,799,890.

“Ordinary Course of Business” means an action taken by any Person in the ordinary course of such Person’s business that is consistent with the past customs and practices of such Person (including past practice with respect to quantity, magnitude and frequency, standard employment and payroll policies and past practice with respect to management of working capital and the making of capital expenditures) and that is taken in the ordinary course of the normal day-to-day operations of such Person.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the formation or organization of such Person and (b) all by-laws, voting agreements and similar documents, instruments or agreements relating to the governance of such Person, in each case, as amended or supplemented.

“Permits” means, with respect to any Person, any license, franchise, permit, consent, approval, right, privilege, certificate or other similar authorization issued or granted by any Governmental Authority to which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Permitted Lien” means (a) Liens for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) Liens of mechanics, materialmen, carriers, workers and repairers arising or incurred in the Ordinary Course of Business for amounts not yet due and payable, (c) zoning laws and other land use regulations imposed by Governmental Authorities that do not impair the present or anticipated use of the Owned Real Property, (d) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting the value or current use of the Owned Real Property in any material respect and (e) Liens to secure landlords, lessors or renters under leases (to the extent the applicable Company is not in default under such lease).

“Person” means any individual or any corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity.

“Representative” means, with respect to any Person, any director, officer, employee, agent, manager, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Seller Transaction Expenses” means all costs and expenses incurred in connection with or in anticipation of the negotiation and delivery of this Agreement and the Ancillary Agreements or the consummation of the Contemplated Transactions to the extent such costs, fees and expenses are payable or reimbursable by any Company, including, (i) all brokerage fees, commissions, finders’ fees or financial advisory fees so incurred, (ii) all fees and expenses of legal counsel, accountants, consultants and other experts and advisors so incurred and (iii) all bonus, severance or other payment that is created, accelerated, accrues or becomes payable by any Company to any present or former director, stockholder, employee or consultant thereof, including pursuant to any employment agreement, benefit plan or any other Contractual Obligation, including any Taxes payable on or triggered by any such payment (other than payments in respect of the Securities under or as described in Article II of this Agreement).

“Seller’s Knowledge” means that one or more of Peter Orthwein, Todd Woelfer, Dominic Romeo, Andy Imanse, Troy Snyder, Tony Wayne, John Resnik and Jeff Montgomery has actual knowledge of the fact or other matter at issue, following a reasonable inquiry of all employees of the Companies reasonably expected to have actual knowledge of such fact or matter.

“Tax” or “Taxes” means (a) any and all federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and (b) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes as a transferee or successor, by Contractual Obligation or otherwise.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means all inventions, works, discoveries, innovations, know-how, information (including ideas, research and development, formulas, algorithms, compositions, processes and techniques, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, graphics, molds, illustrations, artwork, documentation, and manuals), databases, computer software, firmware, computer hardware, integrated circuits and integrated circuit masks, electronic, electrical, and mechanical equipment, and all other forms of technology, including improvements, modifications, works in process, derivatives, or changes, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, mask work right, trade secret law, or otherwise, and all documents and other materials recording any of the foregoing.

“Treasury Regulations” means the regulations promulgated under the Code.

Section 1.02         Certain Matters of Construction.

(a)          The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(b)          Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content of the Sections or subsections of this Agreement and shall not affect the construction hereof.

(c)          Except as otherwise explicitly specified to the contrary herein, (i) the words “hereof,” “herein,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or subsection of this Agreement and reference to a particular Section of this Agreement shall include all subsections thereof, (ii) references to a Section, Exhibit, Annex or Schedule means a Section of, or Exhibit, Annex or Schedule to this Agreement, unless another agreement is specified, (iii) definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender, (iv) the word “including” means including without limitation, (v) any reference to “$” or “dollars” means United States dollars and (vi) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rule or regulation, in each case as amended or otherwise modified from time to time.

(d)          Any information disclosed in any Schedule with respect to any representation, warranty or covenant set forth herein shall be deemed disclosed and incorporated by reference in any other Schedule with respect to any other representation, warranty or covenant set forth herein solely to the extent such fact is disclosed in such a way as to make its relevance to the information called for by such other Schedule reasonably apparent on its face.

(e)          Unless the context clearly requires otherwise, when used herein “or” shall not be exclusive (i.e., “or” shall mean “and/or”).

(f)          Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

ARTICLE II
PURCHASE AND SALE OF EQUITY INTERESTS; CLOSING.

Section 2.01         Purchase and Sale of Equity Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer and deliver to Buyer, free and clear of all Liens, and Buyer shall purchase from Seller, all of the outstanding Equity Interests of each of the Companies held by Seller.

Section 2.02         Purchase Price. The aggregate consideration for the purchase and sale of the Equity Interests of each of the Companies at Closing will be (such aggregate consideration, the “Purchase Price”): (a) $100,000,000 (the “Base Purchase Price”); (b) less the Closing Debt Amount; (c) less the amount of any Seller Transaction Expenses not otherwise paid prior to the Closing Date and prior to the calculation of Net Asset Value; (d) plus the Closing Cash Amount; and (e) plus the Net Asset Value Adjustment Amount (if Net Asset Value is greater than the Net Asset Value Target) or less the Net Asset Value Adjustment Amount (if Net Asset Value is less than the Net Asset Value Target). The Purchase Price shall be subject to adjustment in accordance with Section 2.05 and Article X. For the avoidance of doubt, no account may be counted more than once in the calculation of the Purchase Price.

Section 2.03         The Closing. The purchase and sale of the Equity Interests of each of the Companies (the “Closing”) shall take place at 10:00 a.m. (New York time) at the offices of Ropes & Gray LLP, 1211 Avenue of the Americas, New York, NY 10036, on the later of (x) November 1, 2013 and (y) the second Business Day following the satisfaction or waiver of each of the conditions set forth in Articles VII and VIII hereof (other than those conditions which can be satisfied only at the Closing, but subject to the satisfaction or waiver of such conditions at Closing), or at such other time and place as may be agreed to by the parties hereto. Subject to the provisions of Article IX of this Agreement, the failure to consummate the Closing on the date and time determined pursuant to this Section 2.03 shall not result in the termination of this Agreement and shall not relieve any party to this Agreement of any obligation under this Agreement.

Section 2.04         Closing Deliveries and Payments.

(a)          Buyer Closing Deliveries and Payments. Upon the terms and subject to the conditions set forth in this Agreement, Buyer shall deliver or cause to be delivered at the Closing to Seller, an aggregate amount in cash equal to the Purchase Price (estimated as provided in Section 2.05 below), by wire transfer of immediately available funds to an account of Seller designated in writing by Seller to Buyer not less than two (2) Business Day prior to the Closing Date. Buyer will be entitled to deduct and withhold from any amounts payable under this Agreement any withholding Taxes or other amounts required to be withheld by the Buyer under the Code or any applicable Legal Requirement to be deducted and withheld. To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(b)          Seller Closing Deliveries. Upon the terms and subject to the conditions set forth in this Agreement, Seller shall deliver or cause to be delivered to Buyer at the Closing, with respect to all Equity Interests of each of the Companies, certificates representing all such Equity Interests (to the extent such certificates exist), duly endorsed (or accompanied by duly executed transfer powers) and in proper form for transfer to Buyer, and with all required tax transfer stamps attached.

Section 2.05         Purchase Price Adjustment.

(a)          Estimated Closing Balance Sheet and Estimated Closing Statement. A written statement setting forth the estimates of the Closing Debt Amount (“Estimated Closing Debt Amount”), Closing Cash Amount (“Estimated Closing Cash Amount”) and Net Asset Value (“Estimated Net Asset Value”), and the estimate of the Seller Transaction Expenses (“Estimated Seller Transaction Expenses”), are set forth on Schedule 2.05(a) (the “Estimated Closing Statement”).

(b)          Estimated Purchase Price. The Purchase Price payable at Closing under Section 2.04(a) (the “Estimated Purchase Price”) shall be calculated using the Estimated Closing Debt Amount, Estimated Closing Cash Amount, Estimated Seller Transaction Expenses and Estimated Net Asset Value set forth on the Estimated Closing Statement.

(c)          Proposed Final Closing Balance Sheet and Proposed Final Closing Statement. As promptly as possible and in any event within sixty (60) calendar days after the Closing Date, Buyer shall (or shall cause the Companies to) prepare or cause to be prepared, and will provide to Seller, a consolidated balance sheet of the Companies as of the close of business on the day immediately preceding the Closing Date (the “Proposed Final Closing Balance Sheet”), together with a written statement setting forth in reasonable detail its proposed final determination of the Closing Debt Amount, Closing Cash Amount, the Seller Transaction Expenses and Net Asset Value (the “Proposed Final Closing Statement”). The Proposed Final Closing Balance Sheet and the determination of Net Asset Value reflected on the Proposed Final Closing Statement will be prepared in accordance with the Accounting Principles and without giving effect to any changes resulting from the consummation of the Contemplated Transactions on the Closing Date. Both parties shall have reasonable access to the work papers and other books and records of the Companies in order to review the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement.

(d)          Dispute Notice. The Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement (and the proposed final determinations of the Closing Debt Amount, Closing Cash Amount, the Seller Transaction Expenses and Net Asset Value reflected thereon) will be final, conclusive and binding on the parties unless Seller provides a written notice (a “Dispute Notice”) to Buyer no later than the thirtieth (30th) Business Day after the delivery to Seller of the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement. Any Dispute Notice must set forth in reasonable detail (i) any item on the Proposed Final Closing Balance Sheet or the Proposed Final Closing Statement which Seller believes has not been prepared in accordance with this Agreement and the correct amount of such item and (ii) Seller’s alternative calculation of the Closing Debt Amount, Closing Cash Amount, the Seller Transaction Expenses or Net Asset Value, as the case may be. Any item or amount to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties on such thirtieth (30th) Business Day.

(e)          Resolution of Disputes. Buyer and Seller will attempt to promptly resolve the matters raised in any Dispute Notice in good faith. Beginning ten (10) Business Days after delivery of any Dispute Notice pursuant to Section 2.05(d), either Buyer or Seller may provide written notice to the other (the “Dispute Submission Notice”) that it elects to submit the disputed items to Duff & Phelps Corporation or another nationally recognized independent accounting firm chosen jointly by Buyer and Seller (the “Accounting Firm”). In the event that Duff & Phelps Corporation has not agreed to act as the Accounting Firm and an alternative Accounting Firm has not been selected by mutual agreement of Buyer and Seller within ten (10) Business Days following the giving of the Dispute Submission Notice, each of Buyer and Seller shall promptly select an accounting firm and promptly cause such two accounting firms to mutually select a third independent accounting firm to act as the Accounting Firm within twenty (20) Business Days of the giving of the Dispute Submission Notice. The Accounting Firm will promptly, in accordance with the rules set forth in the Accounting Firm’s engagement letter and its customary practices, review only those unresolved items and amounts specifically set forth and objected to in the Dispute Notice and resolve the dispute with respect to each such specific unresolved item and amount in accordance with this Agreement. In resolving any disputed item, the Accounting Firm may not assign a value to any particular item greater than the greatest value for such item claimed by either Buyer or Seller or less than the lowest value for such item claimed by either Buyer or Seller, in each case as presented to the Accounting Firm. The fees and expenses of the Accountants will be paid by Seller, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount not awarded to such party bears to the amount actually contested by such party. The decision of the Accounting Firm with respect to the disputed items of the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement submitted to it will be final, conclusive and binding on the parties. As used herein, the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement, as adjusted to reflect any changes agreed to by the parties and the decision of the Accounting Firm, in each case, pursuant to this Section 2.05, are referred to herein as the “Final Closing Balance Sheet” and the “Final Closing Statement”, respectively. Each of the parties to this Agreement agrees to use its commercially reasonable efforts to cooperate with the Accounting Firm (including by executing a customary engagement letter reasonably acceptable to it) and to cause the Accounting Firm to resolve any such dispute as soon as practicable after the commencement of the Accounting Firm’s engagement.

(f)          Purchase Price Adjustment. If any of the Net Asset Value, the Closing Debt Amount, Closing Cash Amount or the Seller Transaction Expenses (as finally determined pursuant to this Section 2.05 and as set forth in the Final Closing Balance Sheet and the Final Closing Statement) differs from the Estimated Net Asset Value, the Estimated Closing Debt Amount, the Estimated Closing Cash Amount and the Estimated Seller Transaction Expenses set forth in the Estimated Closing Statement, the Purchase Price shall be recalculated using such final figures in lieu of such estimated figures, and (i) Buyer shall (or shall cause the Companies to) pay to Seller by wire transfer of immediately available funds the amount, if any, by which such re-calculated final Purchase Price exceeds the Estimated Purchase Price paid at Closing in accordance with Sections 2.04(a) and 2.05(b) or (ii) Seller shall pay to Buyer by wire transfer of immediately available funds the amount, if any, by which such Estimated Purchase Price paid at Closing in accordance with Sections 2.04(a) and 2.05(b) exceeds such re-calculated final Purchase Price. Any payment due pursuant to this Section 2.05(f) shall be made within five (5) Business Days after the final amount thereof has been determined in accordance with this Section 2.05.

ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING
THE COMPANIES.

In order to induce Buyer to enter into and perform this Agreement and to consummate the Contemplated Transactions, Seller hereby represents and warrants to Buyer as follows:

Section 3.01         Organization. Schedule 3.01 sets forth for each Company its name and jurisdiction of organization. Each Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Company is duly qualified to do business and in good standing in each jurisdiction in which it owns or leases Real Property or conducts business and is required to so qualify except where the failure to so qualify has not had, and would not reasonably be expected to have, a Material Adverse Effect. Seller has delivered to Buyer accurate and complete copies of (a) the Organizational Documents of each Company and (b) the minute books of each Company.

Section 3.02         Power and Authorization.

(a)          Contemplated Transactions. Each of the Companies that is, or will be at Closing, a party to this Agreement or any Ancillary Agreement, has all requisite power and authority necessary for the execution, delivery and performance by it of this Agreement and each such Ancillary Agreement. Each of the Companies that is, or will be at Closing, a party to this Agreement or any Ancillary Agreement, has duly authorized by all necessary action on the part of the Board of Directors (or equivalent) and the shareholders of such Company, the execution, delivery and performance of this Agreement and each such Ancillary Agreement by such Company. This Agreement and each Ancillary Agreement to which any Company is, or will be at Closing, a party (i) have been (or, in the case of Ancillary Agreements to be entered into at Closing, will be when executed and delivered) duly executed and delivered by each Company that is, or will be at Closing, a party thereto and (ii) is (or in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) a legal, valid and binding obligation of each such Company, enforceable against each such Company in accordance with its terms.

(b)          Conduct of Business. Each Company has all requisite power and authority necessary to own, lease, operate and use its Assets and carry on the Business.

Section 3.03         Authorization of Governmental Authorities. Except as disclosed on Schedule 3.03, no action by (including any authorization by or consent or approval of), or in respect of, or filing with, any Governmental Authority is required by or on behalf of any Company or in respect of any Company, the Business or any Assets of any Company for, or in connection with, (a) the valid and lawful authorization, execution, delivery and performance by any Company of this Agreement or any Ancillary Agreement to which it is, or will be at Closing, a party or (b) the consummation of the Contemplated Transactions.

Section 3.04         Noncontravention. Except as disclosed on Schedule 3.04, none of the authorization, execution, delivery or performance by any Company of this Agreement or any Ancillary Agreement to which it is, or will be at Closing, a party, nor the consummation of the Contemplated Transactions, will:

(a)          assuming the taking of each action by (including the obtaining of each necessary authorization, consent or approval), or in respect of, and the making of all necessary filings with, Governmental Authorities, in each case, as disclosed on Schedule 3.03, conflict with or result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any Legal Requirement applicable to a Company, the Business or any Assets of any Company; or

(b)          conflict with or result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any action by (including any authorization, consent or approval) or notice to any Person, or require any offer to purchase or prepayment of any Debt or Liability under, or result in the creation of any Lien upon or forfeiture of any of the rights, properties or assets of any Company under, any of the terms, conditions or provisions of (i) any Permit applicable to or otherwise affecting any Company, the Business or any Assets of any Company, except where such conflict, breach, violation, default, termination, acceleration or other event has not had and would not reasonably be expected to have, a Material Adverse Effect, (ii) any Contractual Obligation, except where such conflict, breach, violation, default, termination, acceleration or other event has not had and would not reasonably be expected to have, a Material Adverse Effect, or (iii) the Organizational Documents of any Company.

Section 3.05         Capitalization of the Companies.

(a)          Authorized and Outstanding Equity Interests. The entire authorized capital stock (or, where applicable, other Equity Interests) of each Company is as set forth on Schedule 3.05. All of the outstanding Equity Interests of the Companies are held of record by Seller. Except as set forth on Schedule 3.05, none of the Companies has any issued or outstanding Equity Interests or holds shares of its capital stock (or other Equity Interests) in its treasury. Seller has delivered to Buyer accurate and complete copies of the stock ledger (or equivalent records) of each Company, which records reflect all issuances, transfers, repurchases and cancellations of shares of capital stock (or other Equity Interests) of each Company. All of the outstanding shares of capital stock (or, where applicable, other Equity Interests) of each Company have been duly authorized, validly issued and are fully paid and non-assessable. None of the Companies has violated the 1933 Act, any state “blue sky” or securities laws, any other similar Legal Requirement or any preemptive or other similar rights of any Person in connection with the issuance, repurchase or redemption of any of its Equity Interests.

(b)          Liens on Equity Interests, etc. Except as disclosed on Schedule 3.05: (i) there are no preemptive rights or other similar rights in respect of any Equity Interests in any Company, (ii) there are no Liens on, or other Contractual Obligations relating to, the ownership, transfer or voting of any Equity Interests in any Company, or otherwise affecting the rights of any holder of the Equity Interests in any Company, (iii) except for the Contemplated Transactions, there is no Contractual Obligation, or provision in the Organizational Documents of any Company which obligates a Company to purchase, redeem or otherwise acquire, or make any payment (including any dividend or distribution) in respect of, any Equity Interest in any Company and (iv) there are no existing rights with respect to registration under the 1933 Act of any Equity Interests in any Company.

(c)          No Subsidiaries/Investments. No Company (i) controls, directly or indirectly, or owns any direct or indirect Equity Interest in any Person or (ii) is subject to any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 3.06         Financial Matters.

(a)          Financial Statements. Seller has delivered to Buyer (i) copies of (x) the audited balance sheets of (1) ElDorado CA and (2) ElDorado KS and (y) the combined audited balance sheets of (1) Champion and General Coach and (2) Goshen and SJC Industries Corp., in each case, as of July 31, 2012 (the “Audited Balance Sheets” and the date thereof, the “Audited Balance Sheet Date”) and July 31, 2011, and, in each case, the related audited statements of income, cash flow and statements of stockholders’ equity or combined statements of income, combined cash flow and combined statements of stockholders’ equity for the fiscal years then ended, accompanied by any notes thereto and the reports of the independent accountants with respect thereto (collectively, the “Audited Financials”); and (ii) copies of (x) the unaudited balance sheets of (1) ElDorado CA, (2) ElDorado KS and (3) Goshen and (y) the combined unaudited balance sheet of Champion and General Coach, in each case, as of June 30, 2013 (the “Most Recent Balance Sheets” and the date thereof, the “Most Recent Balance Sheet Date”), and, in each case, the related unaudited statement of income or combined statement of income for the eleven months then ended (the “Interim Financials” and, together with the Audited Financials and the Update Financials delivered pursuant to Section 6.03(b), the “Financials”).

(b)          Compliance with GAAP, etc. Except as disclosed on Schedule 3.06(b), the Financials (including any notes thereto) (i) were, or will be in the case of the Update Financials, prepared in accordance with the books and records of the Companies, (ii) have been, or will be in the case of the Update Financials, prepared in accordance with GAAP, consistently applied (subject, in the case of the unaudited Financials, to normal year-end audit adjustments, the effect of which will not, individually or in the aggregate, be materially adverse, and the absence of footnote disclosure that if presented, would not differ materially from those included in the Audited Financials) and (iii) fairly present the consolidated financial position of the Companies as of the respective dates thereof and the consolidated results of the operations of the Companies and changes in financial position for the respective periods covered thereby.

(c)          Absence of Undisclosed Liabilities. Except as disclosed on Schedule 3.06(c), no Company has any material Liabilities except for (i) Liabilities reflected in the Most Recent Balance Sheet, (ii) Liabilities incurred in the Ordinary Course of Business since the Most Recent Balance Sheet Date and (iii) any executory obligation (other than as a result of breach by any Company) under any Contractual Obligation that is not required by GAAP to be set forth on the face of the balance sheets of the Companies.

(d)          Accounts Receivable. All accounts and notes receivable reflected on the Most Recent Balance Sheet and all accounts and notes receivable arising subsequent to the Most Recent Balance Sheet Date and on or prior to the Closing Date that will be reflected in the Final Closing Balance Sheet, have arisen or will arise in the Ordinary Course of Business, and represent or will represent legal, valid, binding and enforceable obligations owed to a Company.

(e)          Inventory. All inventory of the Companies consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of the Companies.

(f)          Banking Facilities. Schedule 3.06(f) sets forth an accurate and complete list of each bank, savings and loan or similar financial institution with which each Company has an account or safety deposit box or other similar arrangement, and any numbers or other identifying codes of such accounts, safety deposit boxes or such other arrangements maintained by a Company thereat, excluding the subaccounts maintained by the Companies within the Seller’s account at Harris Bank.

Section 3.07         Absence of Certain Developments. From the Companies’ April 30, 2013 balance sheet through the date of this Agreement, (a) no event, change, fact, condition or circumstance has occurred or arisen that has had, or would reasonably be expected to have, a Material Adverse Effect, and (b) except as disclosed on Schedule 3.07, the Business has been conducted in all material respects in the Ordinary Course of Business and no Company has (i) taken any action or omitted to take any action that would have violated the provisions of Section 6.02 if such provisions had been in effect at all times since the Audited Balance Sheet Date or (ii) suffered any loss, damage, destruction or eminent domain taking, whether or not covered by insurance, with respect to any of its material Assets or the Business.

Section 3.08         Debt; Guarantees. The Companies have no Liabilities in respect of Debt except as set forth on Schedule 3.08. For each item of Debt, Schedule 3.08 correctly sets forth the debtor, the Contractual Obligations governing the Debt, the principal amount of the Debt as the date of this Agreement, the creditor, the maturity date, and the collateral, if any, securing the Debt (and all Contractual Obligations governing all related Liens). Except as set forth on Schedule 3.08, no Company has any Liability in respect of a guarantee of any Debt or other Liability of any other Person (other than another Company). Except as set forth on Schedule 3.08, no Company has any Liability in respect of a performance bond or other guarantee issued by a third party guarantor to guarantee satisfactory performance of any obligations of any of the Companies.

Section 3.09         Assets.

(a)          Ownership of Assets. Except as disclosed on Schedule 3.09(a), each Company has sole and exclusive, good and valid title to, or, in the case of property held under a lease or other Contractual Obligation, a sole and exclusive, enforceable leasehold interest in, or adequate rights to use, all of its properties, rights and assets, whether real or personal and whether tangible or intangible, including all Assets reflected in the Most Recent Balance Sheet or acquired after the Most Recent Balance Sheet Date, except for such Assets that have been sold or otherwise disposed of since the Most Recent Balance Sheet Date in the Ordinary Course of Business (collectively, the “Assets”). Except as disclosed on Schedule 3.09(a), none of the Assets is subject to any Lien other than a Permitted Lien. To the Seller’s Knowledge, there are no unclaimed property or escheat obligations with respect to any real property or other assets owned by the Companies.

(b)          Sufficiency of Assets. Except as disclosed on Schedule 3.09(a), the Assets comprise all of the assets, properties and rights of every type and description, whether real or personal, tangible or intangible, that are used to conduct the Business.

(c)          Condition of Tangible Assets. To the extent essential to the Companies’ production volumes experienced in the conduct of the Business as presently conducted, all of the material fixtures and other material improvements to the Real Property included in the Assets (including any Facilities) and all of the material tangible personal property other than inventory included in the Assets (i) are in all material respects adequate and suitable for their present uses, (ii) are in good working order, operating condition and state of repair (ordinary wear and tear excepted), and (iii) have been maintained in all material respects in accordance with normal industry practice.

Section 3.10         Real Property.

(a)          Schedule 3.10(a) sets forth a list of the addresses of all real property (i) owned by any of the Companies (the “Owned Real Property”), (ii) previously owned by any of the Companies, or (iii) leased, subleased or licensed by, or for which a right to use or occupy has been granted to, any of the Companies (the “Leased Real Property,” and together with the Owned Real Property, the “Real Property”). Schedule 3.10(a) also identifies with respect to each Leased Real Property, each lease, sublease, license or other Contractual Obligation under which such Leased Real Property is occupied or used including the date of and legal name of each of the parties to such lease, sublease, license or other Contractual Obligation, and each amendment, modification or supplement thereto (the “Real Property Leases”).

(b)          Except as set forth on Schedule 3.10(b), the Companies have good and clear, record and marketable fee simple title in and to the Owned Real Property, free and clear of all Liens other than Permitted Liens.

(c)          Except as set forth on Schedule 3.10(c), there are no written or oral leases or other Contractual Obligations granting to any other Person the right of use or occupancy of any of the Real Property and there is no Person (other than any Company) in possession of any of the Real Property. With respect to each Real Property Lease that is a sublease, to the Seller’s Knowledge, the representations and warranties in this Section 3.10(c) and Sections 3.16(b) and 3.16(c) are true and correct with respect to the underlying lease.

(d)          Seller has delivered to Buyer accurate and complete copies of the Real Property Leases, in each case as amended or otherwise modified and in effect, together with extension notices and other material correspondence, lease summaries, notices or memoranda of lease, estoppel certificates and subordination, non-disturbance and attornment agreements related thereto.

(e)          No eminent domain or condemnation Action is pending or, to the Seller’s Knowledge, threatened, that would preclude or materially impair the use of any Real Property. None of the Companies’ current use of the Real Property violates in any material respect any restrictive covenant of record that affects any of the Real Property.

(f)          Each Facility is supplied with utilities and other services necessary for the operation of such Facility as the same is currently operated or currently proposed to be operated, all of which utilities and other services are provided via public roads or via permanent, irrevocable appurtenant easements benefiting the parcel of Real Property. Each parcel of Real Property abuts on, and has direct vehicular access to, a public road, or has access to a public road via a permanent, irrevocable appurtenant easement benefiting the parcel of Real Property, in each case, to the extent necessary for the conduct of the Business.

Section 3.11         Intellectual Property.

(a)          Company IP. Except as disclosed on Schedule 3.11(a), the Companies own or have adequate rights to use all Company Technology and all Company Intellectual Property Rights without, to Seller’s Knowledge, any conflict with, or infringement of, the Intellectual Property Rights of others. Except to the extent provided in the Inbound IP Contracts, no material item of Company Technology or material Company Intellectual Property Right is in the possession, custody or control of any Person other than the Companies.

(b)          IP Contracts. Schedule 3.11(b) identifies under separate headings each Contractual Obligation, whether written or oral, (i) under which a Company uses or licenses a material item of Company Technology or any material Company Intellectual Property Rights that any Person besides a Company owns (the “Inbound IP Contracts”) and (ii) under which a Company has granted any Person any right or interest in any material Company Intellectual Property Rights including any right to use any material item of Company Technology (the “Outbound IP Contracts, together with the Inbound IP Contracts, the “IP Contracts”). Seller has delivered to Buyer accurate and complete copies of each of the IP Contracts.

(c)          Scheduled Intellectual Property Rights. Schedule 3.11(c) contains a complete and correct list of (i) all registered Intellectual Property Rights owned by each Company and (ii) all pending applications for patents and the registration of Intellectual Property Rights owned or filed by each Company and all material unregistered Intellectual Property Rights owned or used by each Company. Schedule 3.11(c) also contains a complete and correct list of all trade, company or Internet domain names owned, reserved, registered to, or used by each Company, as well as all IP addresses registered to or under the direct or indirect control of such Company. Each of the Companies owns all rights, title and interest in and to, or has the right to use, all other Intellectual Property Rights necessary for the operation of its business as presently conducted.

(d)          Infringement. Except as disclosed on Schedule 3.11(d), none of the Companies (i) has, to the Seller’s Knowledge, interfered with, infringed upon, diluted, misappropriated, or violated any Intellectual Property Rights of any Person, (ii) has received any charge, complaint, claim, demand, or notice alleging interference, infringement, dilution, misappropriation, or violation of the Intellectual Property Rights of any Person (including any invitation to license or request or demand to refrain from using any Intellectual Property Rights of any Person in connection with the conduct of the Business or the use of any and all Technology used in connection with the Business), or (iii) has agreed to or has a Contractual Obligation to indemnify any Person for or against any interference, infringement, dilution, misappropriation, or violation with respect to any Intellectual Property Rights. Except as disclosed on Schedule 3.11(d), to the Seller’s Knowledge, no Person has interfered with, infringed upon, diluted, misappropriated, or violated any Company Intellectual Property Rights.

(e)          Privacy and Data Security. The Companies’ use and dissemination of any personally-identifiable information concerning individuals is in compliance in all material respects with all applicable privacy policies, terms of use, Legal Requirements, and Contractual Obligations applicable to any Company or to which any Company is bound. The Companies maintain policies and procedures regarding data security and privacy and maintain administrative, technical, and physical safeguards that are commercially reasonable and, in any event, in compliance in all material respects with all applicable Legal Requirements and Contractual Obligations applicable to any Company or to which any Company is bound. To Seller’s Knowledge, there have been no security breaches relating to, or violations of any security policy regarding, or any unauthorized access of, any data or information used by the Companies. The Contemplated Transactions will not, as of the Closing, violate in any material respect any privacy policy, terms of use, Legal Requirements or Contractual Obligations relating to the use, dissemination, or transfer of any data or information.

Section 3.12         Legal Compliance; Illegal Payments; Permits.

(a)          Legal Compliance. Except as otherwise disclosed on Schedule 3.12(a), no Company is, in any material respect, in breach or violation of, or default under, and no Company has been since July 31, 2010, in any material respect, in breach or violation of, or default under, its Organizational Documents or any Legal Requirement applicable to the Companies.

(b)          Illegal Payments, etc. In the conduct of the Business, no Company nor any of its Representatives on behalf of any Company, has (i) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder any Company (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office or (ii) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

(c)          Permits. Each Company has been duly granted all material Permits necessary for the conduct of the Business by it and the ownership use and operation of its Assets. Schedule 3.12(c) describes each material Permit affecting, or relating to, the Assets or the Business together with the Governmental Authority responsible for issuing such Permit. Except as disclosed on Schedule 3.12(c), (i) the Permits listed or required to be listed thereon are valid and in full force and effect, (ii) no Company is, in any material respect, in breach or violation of, or default under, any such material Permit and (iii) to the Seller’s Knowledge, no fact, situation, circumstance, condition or other basis exists which, with notice or lapse of time or both, would constitute a material breach, violation or default under such Permit or give any Governmental Authority grounds to suspend, revoke or terminate any such Permit.

Section 3.13         Tax Matters.

(a)          Each Company and each Affiliated Group of which any Company is or was a member has timely filed, or has caused to be timely filed on its behalf (or been part of a consolidated return that was inclusive of each Company), all Tax Returns required to be filed by it in accordance with all Legal Requirements.  All such Tax Returns were true, correct and complete in all material respects.  All Taxes owed by each Company (whether or not shown on any Tax Return) have been timely paid in full. There are no Liens with respect to Taxes upon any Asset other than Permitted Liens for current Taxes not yet due and payable.

(b)          Each Company has deducted, withheld and timely paid to the appropriate Governmental Authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and each Company has complied with all reporting and recordkeeping requirements.

(c)          Except for pending tax examinations currently in process in the State of Indiana and the State of California and with the Internal Revenue Service, there is no pending Action concerning Taxes of any Company.

(d)          Since July 31, 2010, except as disclosed in Schedule 3.13(d), no closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of any Company.

(e)          Since January 1, 2012, no Company that is not a member of an Affiliated Group of which Seller is the parent has made any material tax election, entered into any settlement or compromise of any Tax liability or made any claim for any refund of any Taxes in respect of any of the Companies or any affiliated group of which any Company is or was a member.

(f)          No Company has ever been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than the Affiliated Group the common parent of which is Seller). No Company is a party to any Contractual Obligation relating to Tax sharing, Tax indemnity, Tax allocation or similar agreement or arrangement.

(g)          No Company nor any Affiliated Group of which any Company is or was a member is or has been required to make any adjustment pursuant to Code Section 481(a) (or any predecessor provision) or any similar provision of state, local or foreign tax law by reason of any change in any accounting methods, or will be required to make such an adjustment as a result of the Contemplated Transactions, and there is no application pending with any Governmental Authority requesting permission for any changes in any of its accounting methods for Tax purposes.

(h)          No Company will be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Income Tax law), (ii) any deferred intercompany gain or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision or administrative rule of federal, state, local or foreign income Tax law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received on or prior to the Closing Date or (v) an election under Code Section 108(i) (or any similar provision or administrative rule of federal, state, local or foreign income Tax law).

(i)          No Company owns any property of a character, the indirect transfer of which, pursuant to this Agreement, would give rise to any documentary, stamp, or other transfer Tax.

(j)          Neither Seller nor any Company nor any Affiliate of Seller that is a member of an Affiliated Group of which any Company is or was a member has ever participated in a “reportable transaction” within the meaning of Section 6707A(c)(2) of the Code or section 1.6011-4 of the U.S. Treasury Regulations (or any comparable provision of any state, local, or foreign Tax Law).

Section 3.14         Employee Benefit Plans.

(a)          Schedule 3.14 lists all Employee Plans which a Company sponsors or maintains, or to which a Company contributes or is obligated to contribute, or under which a Company has or may have any Liability, or which benefits any current or former employee, director, consultant or independent contractor of a Company or the beneficiaries or dependents of any such Person (each a “Company Plan”). With respect to each Company Plan, Seller has delivered to Buyer accurate and complete copies of each of the following: (i) if the plan has been reduced to writing, the plan document together with all amendments thereto, (ii) if the plan has not been reduced to writing, a written summary of all material plan terms, (iii) if applicable, any trust agreements, custodial agreements, insurance policies or contracts, administrative agreements and similar agreements, and investment management or investment advisory agreements, (iv)  any summary plan descriptions, employee handbooks or similar employee communications, (v) in the case of any plan that is intended to be qualified under Code Section 401(a), the most recent determination letter from the IRS and any related correspondence, and any pending request for determination with respect to the plan’s qualification, (vi) in the case of any funding arrangement intended to qualify as a VEBA under Code Section 501(c)(9), the IRS letter determining that it so qualifies, (vii) in the case of any plan for which Forms 5500 are required to be filed, the two most recently filed Forms 5500, with schedules attached and (viii) any notices, letters or other correspondence from the IRS or the Department of Labor relating to such Company Plan.

(b)          No Company or any other Person that would be considered a single employer with a Company under the Code or ERISA has ever maintained a plan subject to Title IV of ERISA or Code Section 412, including any “multiemployer plan” as defined in Section 4001(a)(8) of ERISA, and no condition exists that presents a material risk to any Company of incurring a material liability under Title IV of ERISA or Section 412 or Section 430 of the Code.

(c)          Each Company Plan that is intended to be qualified under Code Section 401(a) is so qualified. Each Company Plan, including any associated trust or fund, has been administered in all material respects in accordance with its terms and with applicable Legal Requirements, and nothing has occurred with respect to any Company Plan that has subjected or could subject a Company to a penalty under Section 502 of ERISA or to an excise tax under the Code, or that has subjected or could subject any participant in, or beneficiary of, a Company Plan to a tax under Code Section 4973. Each Company Plan that is a qualified defined contribution plan is an “ERISA section 404(c) Plan” within the meaning of Department of Labor regulations section 2550.404c-1(b).

(d)          All required contributions to, and premium payments on account of, each Company Plan have been made on a timely basis.

(e)          There is no pending or, to the Seller’s Knowledge, threatened Action relating to a Company Plan, other than routine claims in the Ordinary Course of Business for benefits provided for by the Company Plans. No Company Plan is or, within the last six years, has been the subject of an examination or audit by a Governmental Authority, is the subject of an application or filing under, or is a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(f)          Except as required under Section 601 et seq. of ERISA, no Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(g)          Each “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1) and applicable regulations) with respect to any service provider to a Company (i) complies and has been operated in compliance with the requirements of Code Section 409A and regulations promulgated thereunder, or (ii) is exempt from compliance under the “grandfather” provisions of IRS Notice 2005-1 and applicable regulations and has not been “materially modified” (within the meaning of IRS Notice 2005-1 and Treasury Regulations §1.409A-6(a)(4)) subsequent to October 3, 2004.

Section 3.15         Environmental Matters. Except as set forth on Schedule 3.15 and except as may have been identified with particularity and as a material recognized environmental condition in any Environmental Site Assessment conducted on behalf of Buyer prior to the execution of this Agreement, (a) the Companies are, and have been, in compliance in all material respects with all Environmental Laws, (b) there has been no release or threatened release of any material amount of any Hazardous Substance on, upon, into or from any site currently or heretofore owned, leased or otherwise operated or used by a Company, (c) there have been no Hazardous Substances generated by any Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority in the United States, (d) there are no underground storage tanks located on, no PCBs (polychlorinated biphenyls) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act stored on, any site owned or operated by a Company, except for the storage of hazardous waste in compliance with Environmental Laws and (e) Seller has delivered to Buyer accurate and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments for each Company, in each case as amended and in effect.

Section 3.16         Contracts.

(a)          Contracts. Except as disclosed on Schedule 3.16, no Company is bound by or a party to:

(i)           any Contractual Obligation (or group of related Contractual Obligations) for the purchase, sale, construction, repair or maintenance of inventory, raw materials, commodities, supplies, goods, products, equipment or other property, or for the furnishing or receipt of services, in each case, the performance of which will extend over a period of more than one year or which provides for (or would be reasonably expected to involve) annual payments to or by a Company in excess of $150,000 or aggregate payments to or by a Company in excess of $250,000;

(ii)          any Contractual Obligation relating to the acquisition or disposition by any Company of (A) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) or (B) any material Asset (other than sales of inventory in the Ordinary Course of Business);

(iii)         any Contractual Obligation concerning or consisting of a partnership, limited liability company, joint venture or similar agreement;

(iv)         any Contractual Obligation under which a Company has permitted any Asset to become Encumbered (other than by a Permitted Lien);

(v)          any Contractual Obligation (A) under which a Company has created, incurred, assumed or guaranteed any Debt, (B) under which any other Person has guaranteed any Debt of a Company or (C) under which any other Person has issued to any of the Companies a performance bond or other guarantee to guarantee satisfactory performance of any obligation of the Companies;

(vi)         any Contractual Obligation containing covenants that in any way purport to (A) restrict any business activity (including the solicitation, hiring or engagement of any Person or the solicitation of any customer) of any Company or any Affiliate thereof or (B) limit the freedom of any Company or any Affiliate thereof to engage in any line of business or compete with any Person;

(vii)        any Contractual Obligation under which a Company is, or may become, obligated to incur any severance pay or compensation obligations that would become payable by reason of this Agreement or the Contemplated Transactions;

(viii)      any Contractual Obligation under which a Company is, or may, have any Liability to any investment bank, broker, financial advisor, finder or other similar Person (including an obligation to pay any legal, accounting, brokerage, finder’s, or similar fees or expenses) in connection with this Agreement or the Contemplated Transactions;

(ix)         any Contractual Obligation providing for the employment or consultancy of any Person on a full-time, part-time, consulting or other basis or otherwise providing compensation or other benefits to any officer, director, employee or consultant (other than a Company Plan);

(x)          any material agency, dealer, distributor, sales representative, marketing or other similar Contractual Obligation;

(xi)         any outstanding general or special powers of attorney executed by or on behalf of a Company;

(xii)        any Contractual Obligation, other than Real Property Leases relating to the lease or license of any Asset (and including all customer license and maintenance agreements);

(xiii)      any Contractual Obligation under which a Company has advanced or loaned an amount to any of its Affiliates or employees other than in the Ordinary Course of Business; and

(xiv)        any other Contractual Obligation between a Company, on the one hand, and Seller (or Affiliate or Family Member thereof), on the other hand, that will continue in effect after the Closing.

Seller has delivered to Buyer accurate and complete copies of each written Contractual Obligation listed on Schedule 3.16, in each case, as amended or otherwise modified and in effect.

(b)          Enforceability, etc. To Seller’s Knowledge, each Contractual Obligation required to be disclosed on Schedule 3.10(a) (Real Property), Schedule 3.14 (Employee Benefit Plans), Schedule 3.16 (Contracts), Schedule 3.18 (Dealers and Suppliers) or Schedule 3.21 (Insurance) (each, a “Material Company Contract”) is enforceable against each party to such Contractual Obligation, and is in full force and effect.

(c)          Breach, etc. No Company or, to the Seller’s Knowledge, any other party to any Material Company Contract is in material breach or violation of, or default under, or has repudiated any material provision of, any Material Company Contract.

Section 3.17         Related Party Transactions. Except for the matters disclosed on Schedule 3.17, no Seller or Affiliate of Seller and no officer or director (or equivalent) of any Company (or, to the Seller’s Knowledge, any Family Member of any such Person who is an individual or any entity in which any such Person or any such Family Member thereof owns a material interest): (a) has any material interest in any material Asset owned or leased by any Company or used in connection with the Business or (b) has engaged in any material transaction, arrangement or understanding with any Company since July 31, 2010 (other than payments made to, and other compensation provided to, officers and directors (or equivalent) in the Ordinary Course of Business).

Section 3.18         Dealers and Suppliers. Schedule 3.18 sets forth a complete and accurate list of (a) the ten largest dealers of the Companies (measured by aggregate billings) during the eleven month period ended on the Most Recent Balance Sheet Date, indicating the existing Contractual Obligations with each such dealer by product or service provided and (b) the ten largest suppliers of materials, products or services to the Companies (measured by the aggregate amount purchased by the Companies) during the eleven month period ended on the Most Recent Balance Sheet Date, indicating the Contractual Obligations for continued supply from each such supplier. Except as disclosed on Schedule 3.18, none of such dealers or suppliers has cancelled, terminated or otherwise materially altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified a Company of any intention to do any of the foregoing or otherwise threatened in writing to cancel, terminate or materially alter (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid as the case may be) its relationship with a Company.

Section 3.19         Labor Matters. Except as disclosed on Schedule 3.19, there are no labor troubles (including any work slowdown, lockout, stoppage, picketing or strike) pending, or to the Seller’s Knowledge, threatened between a Company, on the one hand, and its employees, on the other hand, and there have been no such troubles since July 31, 2010. Except as disclosed on Schedule 3.19, (a) no employee of a Company is represented by a labor union, (b) no Company is a party to, or otherwise subject to, any collective bargaining agreement or other labor union contract, (c) no petition has been filed or proceedings instituted by an employee or group of employees of a Company with any labor relations board seeking recognition of a bargaining representative, (d) to the Seller’s Knowledge, there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize employees of any Company, and (e) no demand for recognition of employees of a Company has been made by, or on behalf of, any labor union.

Section 3.20         Litigation; Governmental Orders.

(a)          Litigation. Except as disclosed on Schedule 3.20(a) and except for usual and customary warranty claims in the Ordinary Course of Business that do not exceed $10,000 individually, there is no Action to which a Company is a party (either as plaintiff or defendant) or to which its Assets are or may be subject that is pending, or to the Seller’s Knowledge, threatened. Except as disclosed on Schedule 3.20(a), there is no Action which a Company presently intends to initiate.

(b)          Governmental Orders. Except as disclosed on Schedule 3.20(b), no Governmental Order has been issued that is applicable to a Company or its Assets or the Business.

Section 3.21         Insurance. Schedule 3.21 sets forth an accurate and complete list of all insurance policies by which the Companies, or any of their Assets, employees, officers or directors (or equivalent) or the Business have been insured since July 31, 2010 (the “Liability Policies”) and, with respect to such Liability Policies under which the Companies, or any of their Assets, employees, officers or directors (or equivalent) or the Business are currently insured (the “Current Liability Policies”), their respective expiration dates. Except as disclosed on Schedule 3.21, no insurer (a) has questioned, denied or disputed coverage of any claim pending under any Liability Policy or (b) has threatened to cancel any Liability Policy. Except as disclosed on Schedule 3.21, to the Seller’s Knowledge, no insurer plans to materially increase the premiums for, or materially alter the coverage under, any Current Liability Policy. Except as disclosed on Schedule 3.21, following the Closing, the Companies will continue to have coverage under all of the Liability Policies with respect to events occurring prior to the Closing.

Section 3.22         Product Warranty; Product Liability.

(a)          Except as disclosed on Schedule 3.22(a) (and except for other Liabilities for which there is a reserve that meets the standards described in the following sentence), each product manufactured, sold, leased, licensed, delivered or installed by a Company (collectively, the “Products”) is, and at all times has been, (i) in material compliance with all applicable Legal Requirements, (ii) fit for the ordinary purposes for which it is intended to be used, and (iii) in conformity in all material respects with any and all Contractual Obligations, express and implied warranties, promises and affirmations of fact made by any Company. Except as disclosed on Schedules 3.20(a) and 3.22(a) and excepting the normal course warranty claims in the Ordinary Course of Business, no Company has any Liability (and, to Seller’s Knowledge, there is no fact, condition or other basis for any valid or meritorious present or future Action giving rise to any Liability) for replacement or repair of any Products or other damages in connection with any Products, subject only to the reserve for product warranty claims set forth on the face of the Most Recent Balance Sheet, as adjusted for the passage of time in accordance with GAAP (as modified by Schedule 3.06(b)) and reflected on the Final Closing Balance Sheet which reserves are, to Seller’s Knowledge, adequate to address all such Liabilities. Each Product contains adequate warnings, the content and display of which conform with applicable Legal Requirements and current industry practice. Except as disclosed on Schedule 3.22(a), there is no design defect with respect to any Product.

(b)          Except as disclosed on Schedule 3.22(b), no Product is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale, lease or license. Schedule 3.22(b) includes a summary of all the material standard terms and conditions of sale, lease or license for the Products (including applicable guaranty, warranty and indemnity provisions).

(c)          Except as disclosed on Schedule 3.22(c), there is no Action to which a Company is a party pending, or to Seller’s Knowledge, threatened relating to, or otherwise involving, alleged defects in the Products or services provided by a Company, or the failure of any such Products or services to meet certain specifications, and, to Seller’s Knowledge, there is no fact, condition or other basis for any of the foregoing. Schedule 3.22(c) sets forth all concluded Actions (including the disposition thereof) against a Company since July 31, 2011 relating to, or otherwise involving, alleged defects in the Products or services provided by a Company, or the alleged failure of any such Products or services to meet certain specifications. Except as disclosed on Schedule 3.20(a) and Schedule 3.22(c), no Company has any Liability arising out of any injury to any Person or property as a result of any services provided by a Company, or the ownership, possession, or use of the Products.

(d)             Except as disclosed on Schedule 3.22(d), during the three (3) years preceding the date of this Agreement, (i) there have been no investigations by the National Highway Transport Safety Association (“NHTSA”) relating to the Products and (ii) NHTSA has not administered any safety recalls with respect to the Products.

Section 3.23         No Brokers. No Company has any Liability of any kind to, or is subject to any claim of, any broker, finder or agent in connection with the Contemplated Transactions other than those which will be borne by Seller.

ARTICLE IV
INDIVIDUAL REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller hereby represents and warrants to Buyer, that:

Section 4.01         Organization. Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

Section 4.02         Power and Authorization. The execution, delivery and performance by Seller of this Agreement and each Ancillary Agreement to which Seller is, or will be at Closing, a party and the consummation of the Contemplated Transactions by Seller are within the power and authority of Seller and, if applicable, have been duly authorized by Seller by all necessary action on the part of Seller (and its Board of Directors (or equivalent) and holders of its Equity Interests). This Agreement and each Ancillary Agreement to which Seller is, or will be at Closing, a party (a) have been (or, in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) duly executed and delivered by Seller and (b) is (or, in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

Section 4.03         Authorization of Governmental Authorities. Except as disclosed on Schedule 4.03, no action by (including any authorization, consent or approval), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by such Seller of this Agreement and each Ancillary Agreement to which Seller is, or will be at Closing, a party or (b) consummation of the Contemplated Transactions by Seller.

Section 4.04         Noncontravention. Except as disclosed on Schedule 4.04, neither the execution, delivery and performance by Seller of this Agreement or any Ancillary Agreement to which such Seller is, or will be at Closing, a party nor the consummation of the Contemplated Transactions by such Seller will: (a) assuming the taking of all necessary action by (including the obtaining of each necessary authorization, consent or approval) or in respect of, and the making of all filings with, Governmental Authorities, in each case, as disclosed on Schedule 4.03, violate any provision of any Legal Requirement applicable to such Seller; or (b) conflict with or result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any action by (including any authorization, consent or approval) or notice to any Person, or result in the creation of any Lien upon any Equity Interests of Seller under, any of the terms, conditions or provisions of (i) any Governmental Order applicable to or otherwise affecting Seller or its assets or properties, (ii) any material Contractual Obligation of Seller, or (iii) the Organizational Documents of Seller (if Seller is not an individual).

Section 4.05         Title. Seller is the record and beneficial owner of the outstanding Equity Interests of the Companies set forth opposite Seller’s name on Schedule 4.05, and Seller has good and marketable title to such Equity Interests, free and clear of all Liens. Seller has full right, power and authority to transfer and deliver to Buyer valid title to the Equity Interests of the Companies held by Seller, free and clear of all Liens. Immediately following the Closing, Buyer will be the record and beneficial owner of such Equity Interests, and have good and marketable title to such Equity Interests, free and clear of all Liens except as are imposed by Buyer. Except pursuant to this Agreement, there is no Contractual Obligation pursuant to which Seller has, directly or indirectly, granted any option, warrant or other right to any Person to acquire any Equity Interests in a Company. Except as disclosed on Schedule 4.05, such Seller is not a party to, and the Equity Interests in the Companies set forth opposite such Seller’s name on Schedule 4.05 are not subject to, any shareholders agreement, voting agreement, voting trust, proxy or other Contractual Obligation relating to the transfer or voting of such Equity Interests.

Section 4.06         No Brokers. Except as disclosed in Schedule 4.06, such Seller has no Liability of any kind to any broker, finder or agent with respect to the Contemplated Transactions, and such Seller agrees to satisfy in full any Liability required to be disclosed on Schedule 4.06.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER.

Buyer represents and warrants to Seller that:

Section 5.01         Organization. Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

Section 5.02         Power and Authorization. The execution, delivery and performance by Buyer of this Agreement and each Ancillary Agreement to which Buyer is, or will be at Closing, a party and the consummation of the Contemplated Transactions by Buyer are within the power and authority of each Buyer and have been duly authorized by all necessary action on the part of Buyer. This Agreement and each Ancillary Agreement to which Buyer is, or will be at Closing, a party (a) have been (or, in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) duly executed and delivered by Buyer and (b) is (or in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

Section 5.03         Authorization of Governmental Authorities. No action by (including any authorization, consent or approval), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by Buyer of this Agreement and each Ancillary Agreement to which either of them is, or will be at Closing, a party or (b) consummation of the Contemplated Transactions by Buyer.

Section 5.04         Noncontravention. Neither the execution, delivery and performance by Buyer of this Agreement or any Ancillary Agreement to which Buyer is, or will be at Closing, a party nor the consummation of the Contemplated Transactions will (a) violate any provision of any Legal Requirement applicable to Buyer; or (b) conflict with or result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any action by (including any authorization, consent or approval) or notice to any Person under, any of the terms, conditions or provisions of (i) any Governmental Order applicable to or otherwise affecting Buyer or its assets or properties, (ii) any material Contractual Obligation of Buyer, or (iii) the Organizational Documents of Buyer.

Section 5.05         Financing. Buyer has received a fully executed commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), from AIP Capital Fund V, L.P. (the “Sponsor”), pursuant to which the Sponsor has committed, subject to the terms and conditions set forth therein, to provide to Buyer (directly or indirectly) up to an aggregate of $107,000,000 in equity financing. An accurate and complete copy of the Equity Commitment Letter as in effect on the date of this Agreement has been furnished to Seller. The Equity Commitment Letter has not been amended, modified, terminated or withdrawn as of the date hereof and, to Buyer’s knowledge, the Equity Commitment Letter is in full force and effect as of the date hereof. Assuming the funding in full of the financing contemplated by the Equity Commitment Letter on the Closing Date, Buyer will have sufficient funds available to consummate the Contemplated Transactions.

Section 5.06         No Brokers. Buyer does not have any Liability of any kind to any broker, finder or agent with respect to the Contemplated Transactions for which Seller could be liable.

ARTICLE VI
COVENANTS OF THE PARTIES

Section 6.01         Commercially Reasonable Efforts; Notices and Consents. Subject to the terms and conditions of this Agreement, from the date of this Agreement to the Closing, or the earlier termination of this Agreement pursuant to Article IX, each of the parties hereto shall use its commercially reasonable efforts to take or cause to be taken all actions, to file or cause to be filed all documents, to give or cause to be given all notices to Governmental Authorities or other Persons, to obtain or cause to be obtained all authorizations, consents, waivers, approvals, permits or orders from Governmental Authorities or other Persons, and to do or cause to be done all other things necessary, proper or advisable, in order to consummate and make effective the Contemplated Transactions (including satisfaction, but not waiver, of the closing conditions set forth in Articles VII and VIII) and to allow the Business to be operated following the Closing in the same manner as it is operated prior to the Closing.

Section 6.02         Operation of the Business.

(a)          Conduct of the Business Generally. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, without the prior written consent of Buyer, and except to the extent described on Schedule 6.02(a), Seller shall, and Seller shall cause the Companies to (i) conduct the Business only in the Ordinary Course of Business and in all material respects (including with respect to the payment of accounts payable and accrued expenses and the management of cash and other working capital) in accordance with all applicable Legal Requirements and (ii) to the extent related to the operation of the Companies or the conduct of the Business, use commercially reasonable efforts to preserve intact its business organization and relationships with third parties and employees and maintain in effect the insurance coverage describe on Schedule 3.21 (or equivalent replacement coverage).

(b)          Specific Prohibitions. Without limiting the generality or effect of Section 6.02(a), from the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, without the prior written consent of Buyer, and except to the extent described on Schedule 6.02(a), to the extent that any of the following actions relates to the operation of the Companies or the conduct of the Business, Seller shall not and Seller shall not cause or permit any of the Companies to, take any of such actions:

(i)           amend its Organizational Documents, effect any split, combination, reclassification or similar action with respect to its capital stock or other Equity Interests or adopt or carry out any plan of complete or partial liquidation or dissolution;

(ii)          issue, sell, grant or otherwise dispose of any of its Equity Interests or other securities, or amend any term of any of its outstanding Equity Interests or other securities;

(iii)         become liable in respect of any guarantee or incur, assume or otherwise become liable in respect of any Debt;

(iv)         (A) merge or consolidate with any Person; (B) acquire any material Assets, except for acquisitions of inventory, equipment and raw materials in the Ordinary Course of Business; or (C) make any loan, advance or capital contribution to, acquire any Equity Interests in, or otherwise make any investment in, any Person (other than loans and advances to employees in the Ordinary Course of Business);

(v)          permit any of its material Assets to become subject to a Lien (other than a Permitted Lien) or sell, lease, license or otherwise dispose of any of its material Assets, other than sales of inventory in the Ordinary Course of Business;

(vi)         repay, prepay or otherwise discharge or satisfy any Debt or other material Liabilities, other than in the Ordinary Course of Business, or waive, cancel or assign any claims or rights of substantial value other than in the Ordinary Course of Business;

(vii)        make any capital expenditures that are in the aggregate in excess of $200,000 (other than capital expenditures contemplated by the capital expenditure budget attached as Schedule 6.02(b)(vii));

(viii)       increase any benefits under any Employee Plan or increase the compensation payable or paid, whether conditionally or otherwise, to any employee, officer, director or consultant of any Company (other than (A) any increase adopted in the Ordinary Course of Business in respect of the compensation of any employee whose annual base compensation does not exceed $50,000 after giving effect to such increase or (B) any increase in benefits or compensation required by Legal Requirements;

(ix)         amend or terminate any Company Plan or any related Contractual Obligation;

(x)          make any material change in its methods of accounting or accounting practices (including with respect to reserves) or its pricing policies, payment or credit practices, fail to pay any creditor any material amount owed to such creditor when due or grant any extensions of credit other than in the Ordinary Course of Business;

(xi)         settle, agree to settle, waive or otherwise compromise any pending or threatened Actions (A) involving potential payments by or to any Company of more than $200,000 in aggregate, (B) that admit liability or consent to non-monetary relief, or (C) that otherwise are or would reasonably be expected to be material to the Companies, taken as a whole, or the Business;

(xii)        make, change or revoke any material Tax election; elect or change any method of accounting for Tax purposes; settle any Action in respect of Taxes; or enter into any Contractual Obligation in respect of Taxes with any Governmental Authority;

(xiii)       open any Facility or enter into any new line of business or close any Facility or discontinue any line of business or any material business operations;

(xiv)       enter into, adopt, terminate, modify, renew or amend in material respect (including by accelerating material rights or benefits under) any Material Company Contracts or any Contractual Obligation that would be a Material Company Contract if such Contractual Obligation were in place on the date hereof;

(xv)        write up or write down any of its material Assets or revalue its inventory;

(xvi)       open any new bank or deposit accounts (or materially change any existing arrangements with respect to any existing bank or deposit accounts) or grant any new powers of attorney;

(xvii)      license or otherwise dispose of the rights to use any material patent, trademark or other Intellectual Property Rights or disclose material trade secrets to a third party; or

(xviii)     enter into any Contractual Obligation to do any of the things referred to elsewhere in this Section 6.02(b).

Section 6.03         Access to Premises and Information.

(a)          Access. Subject to Section 6.07 and in a manner not to unreasonably interfere with the day-to-day operations of the Companies or their respective fiscal year 2013 year end work, from the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, Seller shall, and shall cause the Companies to, permit Buyer, the prospective providers of the debt financing described in Section 6.10 and their respective Representatives to have full access (at reasonable times and upon reasonable notice) to all Representatives of the Companies and to all premises, properties (including for the purposes of environmental inspection), books, records (including any Tax records related to the Business or the Companies but excluding the Seller’s consolidated returns), contracts, financial and operating data and other information and documents of, or pertaining to, the Companies, the Assets or the Business, and to make copies of such books, records, contracts, data, information and documents as Buyer, such prospective providers of such debt financing or their respective Representatives may reasonably request. During the three (3) months following the Closing, Buyer agrees to allow access (at reasonable times and upon reasonable notice) to the Companies’ information and employees as may be reasonably necessary to aid and assist in completing Seller’s most recent quarter end processes in a manner commensurate with prior quarter end processes.

(b)          Update Financials. Seller shall (or shall cause the Companies to) prepare and furnish to Buyer, promptly after becoming available and in any event within twenty (20) days of the end of each calendar month, the unaudited (i) balance sheet of (1) ElDorado CA, (3) ElDorado KS and (3) Goshen and (ii) combined balance sheet of Champion and General Coach, and, in each case, the related unaudited statement of income or combined statement of income (the “Update Financials”) for each month following the Most Recent Balance Sheet Date through the Closing Date.

Section 6.04         Notice of Developments. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, Seller (with respect to the conditions set forth in Article VII) shall promptly (and in any event prior to the Closing) notify Buyer in writing and Buyer (with respect to the conditions set forth in Article VII) shall promptly (and in any event prior to the Closing) notify Seller in writing (with any such writing to include a written update to the Schedules to the extent applicable) upon becoming aware of the occurrence or nonoccurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause any such condition to the Contemplated Transactions to be unsatisfied. The delivery of any notice pursuant to this Section 6.04 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any Ancillary Agreement or otherwise limit or affect the rights of, or the remedies available to, to the party receiving such notice.

Section 6.05         Exclusivity. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, Seller shall not (and shall cause the Companies and its and their respective Affiliates or any of their or their Affiliates’ Representatives not to) directly or indirectly: (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of any Equity Interests in the Companies or any merger, recapitalization, share exchange, sale of Assets (other than sales of inventory in the Ordinary Course of Business) or any similar transaction or any other alternative to the Contemplated Transactions or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner, any effort or attempt by any Person to do or seek any of the foregoing.

Section 6.06         Expenses. Each party will pay its own respective financial advisory, legal, accounting and other expenses incurred by it or for its benefit in connection with the preparation and execution of this Agreement and the Ancillary Agreements, the compliance herewith and therewith and the Contemplated Transactions; provided, that (a) all such expenses incurred by the Companies will be borne by Seller as contemplated by Section 2.02 and (b) if the Contemplated Transactions are consummated, all such fees and expenses of Buyer shall be paid by the Companies.

Section 6.07         Confidentiality.

(a)          Seller acknowledges that the success of the Companies after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by such Seller, that the preservation of the confidentiality of such information by such Seller is an essential premise of the bargain between Seller and Buyer, and that Buyer would be unwilling to enter into this Agreement in the absence of this Section 6.07(a). Accordingly, Seller shall not (and shall cause its Affiliates and its and its Affiliate’s Representatives not to), at any time on or after the Closing Date, directly or indirectly, without the prior written consent of Buyer, disclose or use, any information involving or relating to the Business or any Company; provided, that the information subject to this Section 6.07(a) will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); provided, further, that the provisions of this Section 6.07(a) will not prohibit any retention of copies of records or disclosure (A) required by any applicable Legal Requirement so long as reasonable prior notice is given to Buyer and the Companies of such disclosure and a reasonable opportunity is afforded Buyer and the Companies to contest the same or (B) made in connection with the enforcement of any right or remedy relating to this Agreement or the Contemplated Transactions. Seller agrees that it shall be responsible for any breach or violation of the provisions of this Section 6.07(a) by any of its Affiliates or its or its Affiliates’ Representatives.

(b)          Notwithstanding the foregoing, each of the parties hereto and their respective Representatives may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the Contemplated Transactions and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, all as contemplated by Treasury Regulation Section 1.6011-4(b)(3)(iii).

Section 6.08         Publicity. No public announcement or disclosure (including any general announcement to employees, customers or suppliers) will be made by any party with respect to the subject matter of this Agreement or the Contemplated Transactions without the prior written consent of Buyer and Seller; provided, that the provisions of this Section 6.08 shall not prohibit (a) any disclosure required by any applicable Legal Requirements (in which case the disclosing party will provide the other parties with the opportunity to review and comment in advance of such disclosure) or (b) any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or any Ancillary Agreement or the Contemplated Transactions.

Section 6.09         Noncompetition and Nonsolicitation. For a period of three (3) years from and after the Closing Date, Seller shall not, or shall not permit, cause or encourage any of their Affiliates to, engage directly or indirectly, as an owner, employee, consultant or otherwise, in all or any portion of the Business (or any business that is competitive with the Business) as it is conducted on the Closing Date. For a period of two (2) years from and after the Closing Date, Seller shall not, and shall not permit, cause or encourage any of their Affiliates to, recruit, offer employment, employ, engage as a consultant, lure or entice away, or in any other manner persuade or attempt to persuade, any Person who is an employee of any of the Companies to leave the employ of the Companies, other than any general solicitation by Seller to the public of employees not targeted at any or all of the employees of the Companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.09 is invalid or unenforceable, the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 6.10         Assistance with Financing. Prior to the Closing and provided that it shall not unreasonably interfere with the day-to-day job responsibilities or fiscal year end duties of the Companies’ employees, Seller will (and will cause each of the Companies and its and their Representatives to) use commercially reasonable efforts to cooperate with Buyer’s efforts to secure any debt financing, at Buyer’s sole cost and expense, as may be reasonably requested by Buyer; including (a) participation on a timely basis in meetings, drafting sessions and due diligence, lender, investor, rating agency and other presentations, (b) furnishing Buyer and its financing sources with, as soon as such financial statements and other information becomes available, all financial statements, financial and operating information regarding the Companies, the Business and the Assets as may be reasonably requested by Buyer or any proposed financing source in connection with such debt financing, (c) assisting Buyer and their financing sources in (i) the timely preparation of offering documents, private placement memoranda, bank information memoranda and similar documents in connection with any portion of such debt financing, (ii) the timely preparation of materials for due diligence, lender, investor, rating agency and other presentations, and (iii) the compliance with the reasonable requirements of rating agencies, (d) cooperating with the marketing efforts of Buyer its financing sources for any portion of such debt financing, (e) facilitating the pledging of collateral, including cooperating with Buyer’s efforts to obtain appraisals, financial analyses, surveys, environmental assessments, third party consents and estoppels, mortgage financeability and title insurance, (f) cooperating with the efforts of Buyer its financing sources to ensure that any syndication efforts benefit from the existing lending and investment banking relationships of the Companies, (g) taking such actions reasonably requested by Buyer or any such financing source to satisfy any requirements necessary to consummate such debt financing and otherwise assisting and cooperating with the satisfaction of the conditions to such debt financing, (h) entering into one or more credit or other financing-related agreements and executing any certificates or other documents on terms satisfactory to Buyer on behalf of Buyer or the Companies in connection with such debt financing (so long as such documents would not have any effect in the absence of a Closing) and (i) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of such debt financing and the direct borrowing or incurrence of all of the proceeds of such debt financing at the Closing; provided, that Seller shall not be required to pay any commitment or similar fee in connection with such debt financing prior to the Closing Date. Buyer shall indemnify and hold harmless Seller, the Companies and their respective Representatives from and against any and all losses, damages, claims and reasonable out-of-pocket costs or expenses suffered or incurred by any of them in connection with Buyer’s financing and any information utilized in connection therewith. Seller hereby consents to use of the Companies’ logos in connection with such financing; provided, that such logos are used solely in a manner that is not intended or reasonably likely to harm or disparage the Companies, or their reputation, goodwill or marks. Buyer agrees that any requests made hereunder from the date of execution of this Agreement to the Closing Date shall be made directly to Seller to the attention of Colleen Zuhl, Seller’s Controller, Telephone: (574) 970-7460, Facsimile: (574) 970-7013, e-mail: czuhl@thorindustries.com, or, in the absence or unavailability of Ms. Zuhl, Todd Woefler, Telephone: (574) 970-7460, Facsimile: (574) 970-7013, e-mail: twoelfer@thorindustries.com.

Section 6.11         Further Assurances.

(a)          From and after the Closing Date, upon the request of either Seller or Buyer, each of the parties hereto shall do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonably required or appropriate to carry out the Contemplated Transactions. Seller shall not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, supplier, distributor or customer of a Company or other Person with whom a Company has a relationship from maintaining the same relationship with the Companies after the Closing as it maintained prior to the Closing. Seller shall refer all customer inquiries relating to the Business to the Companies from and after the Closing.

(b)          Without limiting the provisions of this Section 6.11, from and after the Closing, Buyer agrees to assume any and all of Seller’s rights, obligations and duties under all floorplan agreements and any other Contractual Obligations to which Seller is bound that Buyer deems necessary to the ongoing operations of the Companies (said agreements collectively referred to herein as the “Assumed Obligations”) entered into by Seller as a party, guarantor or other similar status that exist for the benefit of or relate directly to any of the Companies; provided, that these Assumed Obligations shall be limited to those floorplan agreements and other Contractual Obligations listed on Schedule 6.11 and, in each case, only to the extent such Contractual Obligations relate to the Business and/or the Companies. From and after the Closing, Buyer shall indemnify and hold harmless the Seller Indemnified Persons (as defined in Section 10.02) from, against and in respect of any and all Losses (as defined in Section 10.01) incurred or suffered by the Seller Indemnified Persons or any of them as a result of, arising out of or relating to, directly or indirectly, the Assumed Obligations. Immediately upon execution of this Agreement, Buyer shall take all reasonable steps to transfer all Assumed Obligations to Buyer such that Buyer takes Seller’s place as a party, guarantor or other similar status under each of the Assumed Obligations as of the Closing Date. In furtherance of the foregoing, Buyer hereby agrees that, if following the Closing Date, (a) any of Buyer’s Officers obtains actual knowledge of any floorplan, repurchase or other related Contractual Obligation that would have, if known to Seller on the date hereof, been included in the definition of Assumed Obligations and set forth on Schedule 6.11, or (b) the Seller becomes aware of any such Contractual Obligation that Buyer and/or any of the Companies utilizes, relies upon or benefits from and upon which Seller continues to be obligated (whether as maker, guarantor or other form of surety) and notifies Buyer promptly of such Contractual Obligation, Buyer shall use commercially reasonable efforts to immediately cease the incurrence or creation of any further obligations of Seller under any such Contractual Obligation (subject to any terms and conditions of such Contractual Obligation). If within five (5) Business Days of any of Buyer’s Officers obtaining actual knowledge or Seller notifying Buyer of any such Contractual Obligation, Buyer determines in its sole discretion to use or continue to use such Contractual Obligation (each, an “Additional Assumed Obligation”), Buyer will provide written notice to Seller agreeing to take all reasonable steps to transfer such Additional Assumed Obligation to Buyer such that Buyer takes Seller’s place as a party, guarantor or other similar status under such Additional Assumed Obligation and to cause such Additional Assumed Obligation to be treated as an Assumed Obligation under the terms of this Section 6.11(b); provided, however, that, if within such five (5) Business Day period Buyer determines in its sole discretion not to use or continue to use such Contractual Obligation, Buyer will provide written notice to Seller agreeing not to use such Contractual Obligation and such Contractual Obligation will be retained by Seller and will not be treated as an Assumed Obligation under the terms of this Section 6.11(b). For purposes of this Section 6.11(b), “Buyer’s Officers” will mean Peter Guile, President & Chief Executive Officer, and James R. Meyer, Chief Operating Officer.

(c)          From and after the Closing Date, Seller hereby agrees to provide certain transitional services to Buyer as may be reasonably requested by Buyer, in each case, through the service period reasonably requested by Buyer for such services, but in no event later than December 31, 2013, and Buyer hereby agrees to pay to Seller as compensation for such services the Seller’s costs to provide such services, including reasonably related overhead expenses (based on allocation methodologies that are consistent in all respects with the allocation methodologies used by Seller for the related services provided to the Companies prior to the Closing plus any time reasonably required of Seller’s employees that are not currently allocated to the Companies) plus any reasonable and documented out-of-pocket expenses. Seller shall provide Buyer with monthly invoices which set forth in reasonable detail, with such supporting documentation as Buyer may reasonably request with respect to out-of-pocket expenses, amounts payable under this Section 6.11(c), and Buyer shall make payments this Section 6.11(c) within five (5) Business Days after the date of receipt of any such invoice by from Seller. In furtherance of the foregoing, Seller and Buyer agree to negotiate in good faith and execute the transition services agreement, including the schedules thereto, in substantially the form attached hereto as Exhibit D (the “Transition Services Agreement”), providing that Seller (or its Affiliates) shall provide to Buyer and the Companies certain services from Closing through the periods specified for such services in the Transition Services Agreement pursuant to the terms and conditions thereof, provided, that in no event will the Transition Services Agreement survive beyond December 31, 2013. Seller and Buyer hereby agree that upon the execution by Seller and Buyer of the Transition Services Agreement, the terms and conditions of the Transition Services Agreement shall supersede the obligations contained in the first two sentences of this Section 6.11(c) in all respects.

(d)          During the three (3) months following the Closing Date, Seller will pay over to Buyer (or, at the election of Buyer, the Companies) the proceeds from any receipt of cash in Seller’s accounts or subaccounts in respect of the Companies’ accounts receivables promptly upon receipt, but in any event within five (5) Business Days, without deduction of any amounts therefrom.

Section 6.12         Pending Litigation. Seller shall keep, be solely responsible for and indemnify Buyer from and against all Actions identified in Schedule 3.20(a), including payment of all expenses, settlements, and judgments associated with such Actions listed in Schedule 3.20(a). To the extent that any Action listed on Schedule 3.20(a) results in a recovery or settlement that benefits any of the Companies and/or Seller, then Seller shall be entitled to retain such recovery or settlement.

Section 6.13         COBRA, Disability and Health Claims. Subject to any services being provided from time to time pursuant to Section 6.11(c) or under the Transition Services Agreement and except as otherwise provided by this Section 6.13, Buyer and Seller agree that, following the Closing, the Companies shall be responsible for all health claims of any type for all employees of the Companies. Seller shall be solely responsible for satisfying (i) the continuation coverage requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or any other applicable Legal Requirements for all employees of the Companies as of the Closing Date and any former employee of the Companies (and their covered dependents), in each case, who is entitled (or, but for the transactions contemplated hereunder, would be entitled to) to continuation coverage pursuant to the requirements of COBRA or any other applicable Legal Requirements from the Companies or its Affiliates and (ii) the continuation of any disability benefits for all employees of the Companies as of the Closing Date and any former employee of the Companies (and their covered dependents), in each case, who is entitled to (or, but for the transactions contemplated hereunder, would be entitled to) continuation of any disability benefits from the Companies or its Affiliates.

Section 6.14         Section 338(h)(10) Election. Prior to Closing, Buyer and Seller will mutually determine, in good faith, whether or not to make an election under Section 338(h)(10) of the Code with respect to the acquisition of the Equity Interests of all or any the Companies. Upon mutual agreement of Seller and Buyer, if any, Seller will join Buyer in making an election under Section 338(h)(10) of the Code and any similar election under any applicable state, local or non-U.S. Tax law (collectively, the “Section 338(h)(10) Election”) with respect to the acquisition of the Equity Interests of the applicable Companies, and Seller and Buyer will use commercially reasonable efforts to take or cause to be taken all actions necessary in order to make such Section 338(h)(10) Election. If Buyer and Seller do not mutually agree as to the Equity Interests of any of the Companies, no such Section 338(h)(10) Election will be made.

Section 6.15         Seller Schedule Update. Within the forty-five (45) days following the date of this Agreement, Seller will be permitted to, by notice in writing to Buyer, update the Schedules with respect to any representation and warranty by Seller hereunder (the “Seller Schedule Update”) upon Seller being made aware by any of the employees of Seller or the Companies who are notified of the Contemplated Transactions following the date hereof of any matter, condition or event existing prior to the date of this Agreement that if known as of the date hereof would have been required to be set forth or described in the Schedules hereto. The disclosure set forth in the Seller Schedule Update shall be deemed to modify the applicable representations and warranties in this Agreement for the purposes of determining whether the condition set forth in Section 7.01 have been satisfied; provided, however, that (a) in the event that any matters, conditions or events set forth in the Seller Schedule Update would reasonably be expected to result, in the aggregate, in Losses above $1,000,000, within five (5) Business Days of receiving the Seller Schedule Update, Buyer shall have the right to terminate this Agreement and (b) the Seller Schedule Update shall not, in any event, be deemed to modify any representation or warranty in this Agreement for the purposes of Article X.

ARTICLE VII
CONDITIONS TO THE OBLIGATIONS
OF BUYER AT THE CLOSING.

The obligations of Buyer to consummate the Contemplated Transactions is subject to the fulfillment, or, to the extent permitted by law, waiver by Buyer, of each of the following conditions:

Section 7.01         Representations and Warranties. The representations and warranties of Seller in (a) this Agreement (other than those contained in Sections 3.01 (second sentence only), 3.05, 3.06(a), 3.08, 4.01, 4.02 and 4.05), without giving effect to any qualifications as to “materiality” or “Material Adverse Effect” set forth therein, shall be true and correct at and as of the Closing with the same effect as though made at and as of such time (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date), except for such failures to be so true and correct as shall not have had, and would not reasonably be expected to have, a Material Adverse Effect and (b) Sections 3.01 (second sentence only), 3.05, 3.06(a), 3.08, 4.01, 4.02 and 4.05 of this Agreement shall be true and correct in all respects at and as of the Closing with the same effect as though made at and as of such time (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date).

Section 7.02         Performance. Seller will have performed and complied with in all material respects, with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by them at or prior to the Closing.

Section 7.03         Delivery of Securities; Instruments of Transfer. Seller will have (or caused the Companies to have) delivered to Buyer a certificate or certificates, duly endorsed (or accompanied by one or more duly executed transfer powers) evidencing all of the Equity Interests of the Companies to be transferred to Buyer hereunder.

Section 7.04         Delivery of Closing Certificates. Seller shall have (or caused the Companies to have) delivered to Buyer the following:

(a)          Secretary Certificate: A certificate in the form of Exhibit A, dated as of the Closing Date certifying as to (i) the names and incumbency of each of the officers of Seller executing this Agreement or any Ancillary Agreement, (ii) the Organizational Documents of each of the Companies and (iii) all resolutions adopted by the Board of Directors of Seller in connection with this Agreement and the Contemplated Transactions;

(b)          Bring-Down Certificate: A certificate in the form of Exhibit B, dated as of the Closing Date certifying as to the conditions set forth in Sections 7.01, 7.02, 7.05, 7.06 and 7.12; and

(c)          Good Standing Certificates. Certificates of good standing with respect to each of the Companies issued by the relevant Governmental Authorities of the Companies’ respective jurisdictions of organization, each as of a recent date.

Section 7.05         Qualifications. Any applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated. No provision of any applicable Legal Requirement and no Government Order will prohibit the consummation of any of the Contemplated Transactions.

Section 7.06         Absence of Litigation. No Action will be pending or threatened which seeks a Governmental Order, nor will there be any Governmental Order in effect, (a) which would prevent consummation of any of the Contemplated Transactions, (b) which would result in any of the Contemplated Transactions being rescinded following consummation, (c) which would limit or otherwise adversely affect the right of Buyer (or any Affiliate thereof) to own the Equity Interests of the Companies (including the right to vote such Equity Interests), to control the Companies, or to operate all or any portion of the Business or Assets or any portion of the business or assets of Buyer or any of its Affiliates or (d) would compel Buyer or any of its Affiliates to dispose of all or any portion of either the Business or Assets or the business or assets of Buyer or any of its Affiliates.

Section 7.07         Consents, etc. All actions by (including any authorization, consent or approval) or in respect of (including notice to) any other Person that are required under the Contractual Obligations set forth on Schedule 7.07, will have been obtained or made, in a manner reasonably satisfactory in form and substance to Buyer, and no such authorization, consent or approval will have been revoked.

Section 7.08         Proceedings and Documents. All corporate and other proceedings in connection with the Contemplated Transactions and all documents incident thereto will be reasonably satisfactory in form and substance to Buyer and its counsel, and they will have received all such counterpart original and other copies of such documents as they may reasonably request.

Section 7.09         Ancillary Agreements. Each of the Ancillary Agreements will have been executed and delivered to Buyer by each of the other parties thereto.

Section 7.10         Cancellation of Certain Agreements. Each of the Contractual Obligations listed on Schedule 7.10 will have been terminated effective upon Closing pursuant to documents in form and substance satisfactory to Buyer.

Section 7.11         Resignations. Buyer will have received the resignations, effective as of the Closing, of each officer and director of the Companies, other than any continuing officers and directors whom Buyer will have specified to Seller in writing at least two (2) Business Days prior to the Closing.

Section 7.12         No Material Adverse Change. Since the date of this Agreement, there will not have occurred or arisen any events, changes, facts, conditions or circumstances, nor will there exist any events, changes, facts, conditions or circumstances, which individually or in the aggregate have resulted in or would reasonably be expected to result in a Material Adverse Effect.

Section 7.13         Payoff Letters and Lien Releases, etc. Seller will (or caused the Companies to) have obtained and delivered to Buyer customary payoff letters and lien release documentation reasonably satisfactory to Buyer and their counsel and lenders relating to the repayment of all Debt to be repaid at the Closing and the termination of all Liens on any Assets securing any such Debt.

Section 7.14         Deferred Compensation. Seller will (or caused the Companies to) have amended the Thor Industries, Inc. Amended and Restated Deferred Compensation Plan pursuant to documents in form and substance satisfactory to Buyer.

Section 7.15         KS Real Property. Seller will (or caused ElDorado KS to) have caused the City of Salina to have transferred and conveyed all of its right, title and interest in, to and under all of the Owned Real Property located at 1655 Wall Street, Salina, Kansas (the “KS Real Property”), to ElDorado KS, via customary deed, sufficient to vest in ElDorado KS clear, record, marketable, fee simple ownership of the KS Real Property, subject only to Permitted Liens, and shall have delivered to Buyer evidence thereof reasonably satisfactory to Buyer.

ARTICLE VIII
CONDITIONS TO SELLER’S OBLIGATIONS AT THE CLOSING.

The obligations of Seller to consummate the Contemplated Transactions is subject to the fulfillment, or, to the extent permitted by law, waiver by Seller of each of the following conditions:

Section 8.01         Representations and Warranties. The representations and warranties of Buyer contained in this Agreement (a) that are not qualified by materiality will be true and correct in all material respects both when made and at the Closing with the same force and effect as if made as of the Closing Date and (b) that are qualified by materiality will be true and correct in all respects both when made and as at the Closing with the same force and effect as if made as of the Closing Date, in each case, other than representations and warranties that expressly speak only as of a specific date or time, which will be true and correct (or true and correct in all material respects, as applicable) as of such specified date or time.

Section 8.02         Performance. Buyer will have performed and complied with, in all material respects, all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by Buyer at or prior to the Closing.

Section 8.03         Compliance Certificate. Buyer will have delivered to Seller a certificate addressed to Seller in the form of Exhibit C dated as of the Closing Date and signed by a duly authorized representative of Buyer certifying as to the conditions set forth in Sections 8.01 and 8.02.

Section 8.04         Qualifications. Any applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated. No provision of any applicable Legal Requirement and no Government Order will prohibit the consummation of any of the Contemplated Transactions.

Section 8.05         Absence of Litigation. No Action will be pending or threatened which seeks a Governmental Order, nor will there be any Governmental Order in effect, (a) which would prevent consummation of any of the Contemplated Transactions or (b) which would result in any of the Contemplated Transactions being rescinded following consummation.

Section 8.06         Ancillary Agreements. Each of the Ancillary Agreements to which Seller or the Companies are party will have been executed and delivered to Seller and such Companies by each of the other parties thereto.

ARTICLE IX
TERMINATION

Section 9.01         Termination of Agreement. This Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing:

(a)          by mutual written consent of Buyer and Seller;

(b)          by either Buyer or Seller if a final nonappealable Governmental Order permanently enjoining or otherwise prohibiting the Contemplated Transactions has been issued by a Governmental Authority of competent jurisdiction;

(c)          by either Buyer or Seller if the Closing has not occurred on or before 5:00 p.m., New York time, on November 8, 2013, which date may be extended from time to time by mutual written consent of Buyer and Seller (such date, as so extended from time to time, the “Termination Date”); provided, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to Buyer if the failure of Buyer to fulfill or breach by Buyer of any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date and shall not be available to Seller if the failure of Seller to fulfill or breach by Seller of any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date and time;

(d)          by Seller if (i) any of the representations and warranties of Buyer contained in this Agreement fail to be true and correct such that the condition set forth in Section 8.01 would not be satisfied, or (ii) Buyer shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 8.02 would not be satisfied (in either case, other than as a result of a material breach by Seller of any of its obligations under this Agreement) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of twenty (20) days after Buyer has received written notice from Seller of the occurrence of such failure or breach (provided that in no event shall such twenty (20) day period extend beyond the Termination Date); or

(e)          by Buyer if (i) any of the representations and warranties of the Companies or Seller contained in this Agreement fail to be true and correct such that the condition set forth in Section 7.01 would not be satisfied, or (ii) the Companies or Seller shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 7.02 would not be satisfied (in either case, other than as a result of a material breach by Buyer of any of its obligations under this Agreement) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of twenty (20) days after Seller has received written notice from Buyer of the occurrence of such failure or breach (provided that in no event shall such twenty (20) day period extend beyond the Termination Date).

Any party desiring to terminate this Agreement shall give written notice of such termination to the other parties.

Section 9.02         Effect of Termination. In the event of a termination of this Agreement pursuant to Section 9.01, this Agreement (other than the provisions of this Article IX and Sections 3.23 (No Brokers), 4.06 (No Brokers), 6.06 (Expenses), 6.07 (Confidentiality), 6.08 (Publicity), 12.08 (Governing Law), 12.08 (Jurisdiction; Venue; Service of Process) and 12.10 (Waiver of Jury Trial), which shall survive such termination) shall then be null and void and have no further force and effect and all other rights and liabilities of the parties hereunder will terminate without any liability of any party to any other party, except for liabilities arising in respect of breaches under this Agreement by any party prior to such termination.

ARTICLE X
INDEMNIFICATION.

Section 10.01         Indemnification by Seller.

(a)          Indemnification. Subject to the limitations set forth in this Article X, from and after the Closing, Seller shall indemnify and hold harmless Buyer and each of its Affiliates (including, following the Closing, each Company), and the Representatives, Affiliates, successors and assigns of each of the foregoing Persons (each, a “Buyer Indemnified Person”), from, against and in respect of any and all Actions, Liabilities, Governmental Orders, Liens, losses, damages, bonds, dues, assessments, fines, penalties, Taxes, fees, costs (including costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement (in each case, including reasonable attorneys’ and experts’ fees and expenses), whether or not involving a Third Party Claim (collectively, “Losses”), incurred or suffered by the Buyer Indemnified Persons or any of them as a result of, arising out of or relating to, directly or indirectly:

(i)          any fraud on the part of Seller (or any Affiliate or Representative thereof) or any breach of, or inaccuracy in, any representation, warranty or statement made by or on behalf of Seller in this Agreement or in any Schedule or certificate delivered by or on behalf of Seller pursuant to this Agreement (in each case, assuming that all qualifications contained in this Agreement and each such Schedule or certificate as to materiality, including each qualifying reference to the defined term “Material Adverse Effect”, the phrase “substantial compliance”, the words “material” and “materially” and all similar phrases and words were deleted therefrom);

(ii)         any breach or violation of any covenant or agreement of Seller to the extent required to be performed or complied with by Seller at or prior to the Closing in or pursuant to this Agreement; or

(iii)        the matters listed on Schedule 10.01 hereto.

(b)          Monetary Limitations. Seller will have no obligation to indemnify the Buyer Indemnified Persons pursuant to Sections 10.01(a)(i) in respect of Losses arising from the breach of, or inaccuracy in, any representation, warranty or statement described therein unless and until the aggregate amount of all such Losses incurred or suffered by the Buyer Indemnified Persons exceeds $1,000,000 (at which point Seller will indemnify the Buyer Indemnified Persons for all such Losses without respect to such threshold), and Seller’s aggregate liability in respect of claims for indemnification pursuant to Sections 10.01(a)(i) will not exceed $8,000,000; provided, that the foregoing limitations will not apply to (a) claims in respect of breaches of, or inaccuracies in, the representations and warranties set forth in Sections 3.01, 3.05, 3.08, 3.12(a), 3.12(b), 3.13, 3.14(b), 3.14(c), 3.14(g), 3.15, 3.23, 4.01, 4.02, 4.04, 4.05 and 4.06 (or as such representations and warranties are repeated or confirmed in the certificate delivered at Closing pursuant to Section 7.04(b)) or (b) claims based upon fraud. Claims for indemnification pursuant to any other provision of Section 10.01(a) are not subject to the monetary limitations set forth in this Section 10.01(b).

(c)          Post-Closing Duty to Assist with Defense of Claims. For any Actions identified on Schedule 10.01 that are defended by Seller after the Closing Date, Buyer agrees that it shall cause the Companies and the Companies’ representatives to provide assistance to the defense of such Actions commensurate with the assistance that would have been provided had Seller remained owner of the Companies. Buyer and the Companies’ assistance shall include, but not be limited to, attendance at essential functions (including, but not limited to, depositions, court hearings, settlement conferences, mediations, and essential meetings), assistance with discovery efforts, assistance with strategy development and implementation, and provision of reasonable access to people, property and documents. Seller hereby agrees to reimburse Buyer for all reasonable direct out-of-pocket expenses of Buyer, excluding salary, benefits or any compensation for time, incurred in compliance with this Section 10.01(c).

Section 10.02         Indemnification by Buyer.

(a)          Indemnification. Subject to the limitations set forth in this Article X, from and after the Closing, Buyer shall indemnify and hold harmless Seller and each of their respective Affiliates (including, prior to the Closing only, each Company), and the Representatives, Affiliates, successors and assigns of each of the foregoing Persons (each, a “Seller Indemnified Person”), from, against and in respect of any and all Losses incurred or suffered by the Seller Indemnified Persons or any of them as a result of, arising out of or relating to, directly or indirectly:

(i)          any fraud on the part of Buyer (or any Affiliate or Representative thereof)or any breach of, or inaccuracy in, any representation, warranty or statement made by or on behalf of Buyer in this Agreement or in any Schedule or certificate delivered by or on behalf of Buyer pursuant to this Agreement (in each case, assuming that all qualifications contained in this Agreement and each such Schedule or certificate as to materiality, including each qualifying reference to the phrase “substantial compliance”, the words “material” and “materially” and all similar phrases and words were deleted therefrom); or

(ii)         any breach or violation of any covenant or agreement of Buyer (including under this Article X) in or pursuant to this Agreement.

(b)          Monetary Limitations. Buyer will have no obligation to indemnify the Seller Indemnified Persons pursuant to Section 10.02(a)(i) in respect of Losses arising from the breach of, or inaccuracy in, any representation, warranty or statement described therein unless and until the aggregate amount of all such Losses incurred or suffered by the Seller Indemnified Persons exceeds $1,000,000 (at which point Buyer will indemnify the Seller Indemnified Persons for all such Losses without respect to such threshold), and Buyer’s aggregate liability in respect of claims for indemnification pursuant to Section 10.02(a)(i) will not exceed $8,000,000; provided, that the foregoing limitations will not apply to (a) claims in respect of breaches of, or inaccuracies in, the representations and warranties set forth in Sections 5.01 (Organization) and 5.06 (No Brokers) (or as such representations and warranties are repeated or confirmed in the certificate delivered at Closing pursuant to Section 8.03) or (b) claims based upon fraud. Claims for indemnification pursuant to any other provision of Section 10.02(a) are not subject to the limitations set forth in this Section 10.02(b).

Section 10.03         Time for Claims; Notice of Claims.

(a)          Time for Claims. No claim may be made or suit instituted seeking indemnification pursuant to Section 10.01(a)(i), 10.01(a)(iii) or 10.02(a)(i) for any breach of, or inaccuracy in, any representation, warranty or statement unless a written notice is provided to the Indemnifying Party (i) at any time, in the case of any claim based upon fraud or any breach of, or inaccuracy in, the representations and warranties set forth in Sections 3.01 (Organization), 3.05 (Capitalization), 3.08 (Debt), 3.23 (No Brokers), 4.01 (Organization), 4.02 (Power and Authorization), 4.05 (Title), 4.06 (No Brokers), 5.01 (Organization) or 5.06 (No Brokers) (or as such representations and warranties are repeated or confirmed in the certificates delivered at Closing pursuant to Section 7.04(b) or Section 8.03); (ii) at any time prior to the thirtieth (30) day following the expiration of the applicable statute of limitations (taking into account any tolling periods and other extensions) in the case of any breach of, or inaccuracy in, the representations and warranties set forth in Sections 3.12(a), 3.12(b), 3.13, 3.14(b), 3.14(c) and 3.14(g) (or as such representations and warranties are repeated or confirmed in the certificates delivered at Closing pursuant to Section 7.04(b) or Section 8.03); (iii) at any time prior to the third anniversary of the Closing Date in the case of any breach of, or inaccuracy in, the representations and warranties set forth in Sections 3.15 and 3.22 (or as such representations and warranties are repeated or confirmed in the certificates delivered at Closing pursuant to Section 7.04(b) or Section 8.03); and (iv) at any time prior to the eighteen month anniversary of the Closing Date in the case of any breach of, or inaccuracy in, any other representation, warranty or statement in this Agreement or in any Schedule or certificate delivered pursuant to this Agreement. Claims for indemnification pursuant to any other provision of Sections 10.01(a) and 10.02(a) are not subject to the limitations set forth in this Section 10.03.

(b)          Written Notice of Indemnification Claims. In the event that any Indemnified Person wishes to make a claim for indemnification under this Article X, the Indemnified Person shall give written notice of such claim to each Indemnifying Party within the applicable time limitations contained in Section 10.03(a). Any such notice shall describe the breach or inaccuracy and other material facts and circumstances upon which such claim is based and the estimated amount of Losses involved, in each case, in reasonable detail in light of the facts then known to the Indemnified Person; provided, that no defect in the information contained in such notice from the Indemnified Person to any Indemnifying Party will relieve such Indemnifying Party from any obligation under this Article X, except to the extent such failure to include information actually and materially prejudices such Indemnifying Party.

Section 10.04         Third Party Claims.

(a)          Notice of Third Party Claims. Promptly after receipt by an Indemnified Person of written notice of the assertion of a claim by any Person who is not a party to this Agreement (a “Third Party Claim”) that may give rise to an Indemnity Claim against an Indemnifying Party under this Article X, the Indemnified Person shall give written notice thereof to the Indemnifying Party; provided, that no delay on the part of the Indemnified Person in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation under this Article X, except to the extent such delay actually and materially prejudices the Indemnifying Party.

(b)          Assumption of Defense, etc. The Indemnifying Party will be entitled to participate in the defense of any Third Party Claim that is the subject of a notice given by or on behalf of any Indemnified Person pursuant to Section 10.04(a). In addition, the Indemnifying Party will have the right to defend the Indemnified Person against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Person so long as (i) the Indemnifying Party gives written notice that they or it will defend the Third Party Claim to the Indemnified Person within fifteen (15) days after the Indemnified Person has given notice of the Third Party Claim under Section 10.04(a) stating that the Indemnifying Party will, and thereby covenants to, subject to the limitations set forth in Section 10.01(b) and Section 10.02(b), as applicable, indemnify, defend and hold harmless the Indemnified Person from and against the entirety of any and all Losses the Indemnified Person may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Person with evidence reasonably acceptable to the Indemnified Person that the Indemnifying Party will have adequate financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Person, (iv) the Indemnified Person has not been advised by counsel that an actual or potential conflict exists between the Indemnified Person and the Indemnifying Party in connection with the defense of the Third Party Claim, (v) the Third Party Claim does not relate to or otherwise arise in connection with Taxes or any criminal or regulatory enforcement Action, (vi) settlement of, an adverse judgment with respect to, or conduct of the defense of the Third Party Claim by the Indemnifying Party is not, in the good faith judgment of the Indemnified Person, likely to be adverse to the Indemnified Person’s reputation or continuing business interests (including its relationships with current or potential customers, suppliers or other parties material to the conduct of its business) and (vii) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently. The Indemnified Person may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim; provided, that the Indemnifying Party will pay the fees and expenses of separate counsel retained by the Indemnified Person that are incurred prior to the Indemnifying Party’s assumption of control of the defense of the Third Party Claim.

(c)          Limitations on Indemnifying Party Control. The Indemnifying Party will not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Person unless such judgment, compromise or settlement (i) provides for the payment by the Indemnifying Party of money as sole relief for the claimant, (ii) results in the full and general release of all Indemnified Person from all liabilities arising or relating to, or in connection with, the Third Party Claim and (iii) involves no finding or admission of any violation of Legal Requirements or the rights of any Person and no effect on any other claims that may be made against the Indemnified Person.

(d)          Indemnified Person’s Control. If the Indemnifying Party does not deliver the notice contemplated by clause (i) of Section 10.04(b), or the evidence contemplated by clause (ii) of Section 10.04(b), within fifteen (15) days after the Indemnified Person has given notice of the Third Party Claim pursuant to Section 10.04(a), or otherwise at any time fails to conduct the defense of the Third Party Claim actively and diligently, the Indemnified Person may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim in any manner it may deem appropriate (and the Indemnified Person need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith). If such notice and evidence is given on a timely basis and the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently but any of the other conditions in Section 10.04(b) is or becomes unsatisfied, the Indemnified Person may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim; provided, that the Indemnifying Party will not be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without its prior written consent (which consent will not be unreasonably withheld, conditioned or delayed). In the event that the Indemnified Person conducts the defense of the Third Party Claim pursuant to this Section 10.04(b), the Indemnifying Party will (i) advance the Indemnified Person promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses) and (ii) remain responsible for any and all other Losses that the Indemnified Person may incur or suffer resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim to the fullest extent provided in this Article X.

(e)          Consent to Jurisdiction Regarding Third Party Claim. Buyer and Seller each hereby consents to the non-exclusive jurisdiction of any court in which any Third Party Claim may be brought against any Indemnified Person for purposes of any claim which such Indemnified Person may have against any such Indemnifying Party pursuant to this Agreement in connection with such Third Party Claim, and in furtherance thereof, the provisions of Section 12.09 are incorporated herein by reference, mutatis mutandis.

Section 10.05  No Circular Recovery. Seller hereby agrees that it will not make any claim for indemnification against Buyer or any Company by reason of the fact that such Seller was a controlling person, director, employee or Representative of a Company or was serving as such for another Person at the request of a Company (whether such claim is for Losses of any kind or otherwise and whether such claim is pursuant to any Legal Requirement, Organizational Document, Contractual Obligation or otherwise) with respect to any claim brought by a Buyer Indemnified Person against Seller under this Agreement or otherwise relating to this Agreement, any Ancillary Agreement or any of the Contemplated Transactions. With respect to any claim brought by a Buyer Indemnified Person against Seller under this Agreement or otherwise relating to this Agreement, any Ancillary Agreement or any of the Contemplated Transactions, each Seller expressly waives any right of subrogation, contribution, advancement, indemnification or other claim against any Company with respect to any amounts owed by such Seller pursuant to this Article X or otherwise.

Section 10.06  Remedies Cumulative. The rights of each Buyer Indemnified Person and Seller Indemnified Person under this Article X are cumulative, and each Buyer Indemnified Person and Seller Indemnified Person will have the right in any particular circumstance, in its sole discretion, to enforce any provision of this Article X without regard to the availability of a remedy under any other provision of this Article X.

Section 10.07  Exclusive Remedy. Subject to Article XI (Tax Matters), the parties hereto hereby agree that, from and after the Closing, the indemnification rights provided in this Article X will constitute the sole and exclusive monetary remedy for any and all claims with respect to any Losses arising under, out of or relating to this Agreement, or the Contemplated Transactions, and that, except with respect to claims for actual fraud and claims for equitable relief, no party hereto shall have any liability, and no party hereto shall have any other remedy, entitlement or recourse, whether based on contract, tort, strict liability, other laws or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties hereto to the fullest extent permitted by law.

ARTICLE XI
TAX MATTERS

Section 11.01  Tax Indemnification. From and after the Closing Date, Seller shall indemnify and hold harmless each Buyer Indemnified Person from, against and in respect of any and all Losses that constitute or that result from, arise out of or relate to, directly or indirectly (a) Taxes (or the non-payment thereof) of the Companies for all Taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (b) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which any Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar Legal Requirement and (c) any and all Taxes of any Person imposed on a Company as a transferee or successor, pursuant to a Contractual Obligation, or otherwise.

Section 11.02  Straddle Period. In the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes of the Companies based upon or measured by net income or gain for the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Taxable period of any partnership or other pass-through entity in which any Company holds a beneficial interest will be deemed to terminate at such time). The amount of Taxes other than Taxes of the Companies based upon or measured by net income or gain for a Straddle Period which relate to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

Section 11.03  Tax Sharing Agreements. All Tax sharing agreements or similar Contractual Obligations and all powers of attorney with respect to or involving any Company will be terminated prior to the Closing and, after the Closing, the Companies will not be bound thereby or have any Liability thereunder.

Section 11.04  Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and any conveyance fees or recording charges incurred in connection with the Contemplated Transactions, will be treated as Seller Transaction Expenses Seller will, at its expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges and, if required by applicable Legal Requirements, Buyer will (and will cause its Affiliates to) join in the execution of any such Tax Returns and other documentation.

Section 11.05  Cooperation on Tax Matters. Buyer and Seller will cooperate fully, as and to the extent reasonably requested by Buyer or Seller, in connection with any Tax matters relating to the Companies (including by the provision of reasonably relevant records or information). The party requesting such cooperation will pay the reasonable out-of-pocket expenses of the other parties. For any audit, examination or proceeding that relates exclusively to any Tax Return (or otherwise relating to Taxes) for any Pre-Closing Tax Period of any Company and that would not, in Buyer’s reasonable discretion, be expected to create any Tax liability for the Buyer, Seller shall retain full authority and control for resolution of such audit, examination or proceeding; provided, however, that (i) the Buyer shall have the right to participate in such audit, examination or proceeding, and (ii) Seller shall not settle or compromise any such audit, examination or proceeding without the consent of the Buyer, which shall not be unreasonably withheld or delayed. Seller shall keep Buyer informed of all such proceedings, including by promptly providing Buyer with copies of any notices, filings, deliveries or other correspondence in respect of such proceedings, and by allowing Buyer to review and comment on any proposed correspondence or communications to the IRS (or applicable governmental authority), and any complaint, protest, brief, motion, petition, or any other administrative or judicial filing, prior to its submission.  Seller shall be entitled to all tax refunds associated with Pre-Closing Tax Periods. Buyer shall, to the extent reasonably necessary, provide cooperation in resolving such pre-Closing tax matters.

ARTICLE XII
MISCELLANEOUS

Section 12.01   Notices. Any notice, request, demand, claim or other communication required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered personally, delivered by nationally recognized overnight courier service, sent by certified or registered mail, postage prepaid, or (if a facsimile number is provided below) sent by facsimile (subject to electronic confirmation of good facsimile transmission). Any such notice, request, demand, claim or other communication shall be deemed to have been delivered and given (a) when delivered, if delivered personally, (b) the Business Day after it is deposited with such nationally recognized overnight courier service, if sent for overnight delivery by a nationally recognized overnight courier service, (c) the day of sending, if sent by facsimile prior to 5:00 p.m. (Eastern time) on any Business Day or the next succeeding Business Day if sent by facsimile after 5:00 p.m. (Eastern time) on any Business Day or on any day other than a Business Day or (d) five Business Days after the date of mailing, if mailed by certified or registered mail, postage prepaid, in each case, to the following address or, if applicable, facsimile number, or to such other address or addresses or facsimile number or numbers as such party may subsequently designate to the other parties by notice given hereunder:

If to the Companies (prior to the Closing), to:

Thor Industries, Inc.

601 East Beardsley Avenue

Elkhart, IN 46514
Telephone: (574) 970-7460
Facsimile: (574) 970-7013
Attention: Todd Woelfer

If to Buyer (or to the Companies after the Closing), to:

c/o American Industrial Partners

330 Madison, 28th Floor

New York, NY 10017
Telephone: (212) 627-2360
Facsimile: (212) 627-2372
Attention: Dino Cusumano

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
1211 Avenue of the Americas

New York, NY 10036
Telephone: (212) 596-9862
Facsimile: (617) 235-0028
Attention: Daniel S. Evans

If to Seller, to:

Thor Industries, Inc.

601 East Beardsley Avenue

Elkhart, IN 46514
Telephone: (574) 970-7460
Facsimile: (574) 970-7013
Attention: Todd Woelfer

Each of the parties to this Agreement may specify a different address or addresses or facsimile number or facsimile numbers by giving notice in accordance with this Section 12.01 to each of the other parties hereto.

Section 12.02  Succession and Assignment; No Third-Party Beneficiaries. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. No party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties; provided, that (a) Buyer may assign this Agreement and any or all of its rights and interests hereunder to one or more of its Affiliates or designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as Buyer is not relieved of any liability or obligations hereunder, (b) Buyer may assign this Agreement and any or all of its rights and interest hereunder to any purchaser of all or substantially all its assets or designate such purchaser to perform its obligations hereunder and (c) any of the Buyer Indemnified Persons may collaterally assign any or all of its rights and obligations hereunder to any provider of debt financing to it or any of its Affiliates. Except as expressly provided herein, this Agreement is for the sole benefit of the parties hereto and their successors and permitted assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the parties hereto and such successors and permitted assignees, any other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. For the avoidance of doubt, it is hereby acknowledged and agreed by the parties hereto that an Indemnified Person that is not party hereto is intended to be an express third party beneficiary of this Agreement.

Section 12.03  Amendments and Waivers. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach or violation of, default under, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.

Section 12.04  Entire Agreement. This Agreement, together with the other Ancillary Agreements and any documents, instruments and certificates explicitly referred to herein, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto. There are no restrictions, promises, warranties, covenants, or undertakings, other than those expressly provided for herein and therein.

Section 12.05  Counterparts; Facsimile Signature. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed and delivered by each party hereto. Counterpart signature pages to this Agreement may be delivered by facsimile or electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

Section 12.06  Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable Legal Requirements, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Legal Requirements.

Section 12.07  Governing Law. This Agreement, the rights of the parties hereunder and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed and enforced in accordance with the domestic substantive laws of the State of Indiana, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

Section 12.08  Jurisdiction; Venue; Service of Process.

(a)          Jurisdiction. Subject to the provisions of Sections 2.05 and 10.04(e), each of the parties to this Agreement, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court located in the Northern District of Indiana, or if such Action may not be brought in federal court, the state courts of the State of Indiana for the purpose of any Action among any of the parties relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the Contemplated Transactions, (ii) hereby waives to the extent not prohibited by applicable Legal Requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other Action in any other court other than one of the above-named courts or that this Agreement, any Ancillary Agreement or the subject matter hereof or thereof may not be enforced in or by such court and (iii) hereby agrees not to commence any such Action other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b)          Venue. Each of the parties to this Agreement agrees that for any Action among any of the parties relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the Contemplated Transactions, such party shall bring such Action only in Elkhart County, Indiana. Notwithstanding the previous sentence a party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c)          Service of Process. Each of the parties to this Agreement hereby (i) consents to service of process in any Action among any of the parties hereto relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the Contemplated Transactions in any manner permitted by Indiana law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 12.01, will constitute good and valid service of process in any such Action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

Section 12.09  Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the parties agrees that, without posting a bond or other undertaking, the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

Section 12.10  Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS AND THAT SUCH ACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the undersigned has executed this Stock Purchase Agreement as of the date first above written.

buyer:	Allied Specialty Vehicles, Inc.

	By:	/s/ Hans Heinsen
Name: Hans Heinsen
Title: Chief Financial Officer

Seller:	THOR INDUSTRIES, INC.

	By:	/s/ Peter B. Orthwein
Name: Peter B. Orthwein
Title: Chairman

[Stock Purchase Agreement]

INDEX TO DEFINED TERMS

THIS INDEX IS INCLUDED FOR CONVENIENCE ONLY AND

DOES NOT CONSTITUTE A PART OF THE AGREEMENT

Term	Section
Accounting Firm	2.05(e)
Additional Assumed Obligation	6.11(b)
Agreement	Preamble
Assets	3.09(a)
Assumed Obligations	6.11(b)
Audited Balance Sheet	3.06(a)
Audited Balance Sheet Date	3.06(a)
Audited Financials	3.06(a)
Base Purchase Price	2.02
Buyer	Preamble
Buyer Indemnified Person	10.01(a)
Buyer’s Officers	6.11(b)
Closing	2.03
COBRA	6.13
Companies	Preamble
Company Plan	3.14(a)
Current Liability Policies	3.21
Dispute Notice	2.05(d)
Dispute Submission Notice	2.05(e)
Equity Commitment Letter	5.05
Estimated Closing Balance Sheet	2.05(a)
Estimated Closing Statement	2.05(a)
Estimated Purchase Price	2.05(b)
Final Closing Balance Sheet	2.05(e)
Final Closing Statement	2.05(e)
Financials	3.06(a)
Inbound IP Contracts	3.11(b)
Interim Financials	3.06(a)
IP Contracts	3.11(b)
KS Real Property	7.15
Leased Real Property	3.10(a)
Liability Policies	3.21
Losses	10.01(a)
Material Company Contract	3.16(b)
Most Recent Balance Sheet	3.06(a)
Most Recent Balance Sheet Date	3.06(a)
Outbound IP Contracts	3.11(b)
Owned Real Property	3.10(a)
Pre-Closing Tax Period	11.01
Products	3.22(a)
Proposed Final Closing Balance Sheet	2.05(c)
Proposed Final Closing Statement	2.05(c)
Purchase Price	2.02
Real Property	3.10(a)
Real Property Leases	3.10(a)
Scheduled Intellectual Property Rights	3.11(c)
Section 338(h)(10) Election	6.14
Seller	Preamble
Sponsor	5.05
Straddle Period	11.02
Termination Date	9.01(c)
Third Party Claim	10.04(a)
Transition Services Agreement	6.11(c)
Update Financials	6.03(b)